UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 10-SB
                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS

     Pursuant to Section 12(b) or (g) of the Securities and Exchange Act of 1934








                        THE ENTERTAINMENT INTERNET, INC.
             (Exact name of registrant as specified in its charter)



       Nevada                                          95-4730315
(State of organization)                     (I.R.S. Employer Identification No.)

             5757 Wilshire Blvd., Suite 124, Los Angeles, CA 90036
                    (Address of principal executive offices)

        Registrant's telephone number, including area code (323) 904-4940

Registrant's Attorney: W. Michael Howery, 4505 South Wasatch Blvd., Suite 215, Salt Lake City, UT 84124, (801) 273-1958, FAX (801) 273-1955.

Securities to be registered pursuant to Section 12(b) of the Act:

                None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value per share
Preferred  stock,  $.001 par value per share
Options  convertible  to common stock
Warrants to purchase  common stock
Promissory notes convertible to common stock
Common stock to be issued pursuant to an Employee Stock Option Plan

ITEM 1.  DESCRIPTION OF BUSINESS

                                   BACKGROUND

The Entertainment Internet, Inc. (The "Company") is a Nevada corporation formed on January 20, 1992 as West Tech Services, Inc. The name was changed by the Board of Directors on August 3, 1998. The Company's principal place of business is located at 5757 Wilshire Blvd., Los Angeles, California 90036. The Company was organized to engage in any lawful corporate business purpose. The Company was in the developmental stage until approximately April 1999, at which time new management began implementing the business plan of the Company.

The Company formed a wholly-owned subsidiary in California as a California corporation, The Entertainment Internet, Inc. (TEI-CAL) to be the operating Company. On March 23, 1999, TEI-CAL was merged with Only Multimedia Network, Inc., a California corporation (OMNI), with OMNI being the surviving corporation. The Company currently operates as the parent company for OMNI, which has done business under the Castnet.com(TM) fictitious name since February 9, 1999. Use of the Castnet.com(TM) fictitious name by others has been alleged to have resulted in trademark infringement, which is being investigated by the Company.

When incorporated, the Company had authority to issue 25,000 shares of no-par value stock. On April 3, 1998, the Articles of Incorporation of the Company were amended to establish 60 million shares of stock, 50 million common and 10 million preferred. (See Amendment to Articles of Incorporation).

The Board of Directors has elected to begin implementing the Company's principal business purpose, described below under "Item 2, Plan of Operation". As such, the Company has become fully operational, expanding its basic Internet business and seeking combinations with other businesses which will enhance the Company's competitive ability and expand its operations into broader areas in both the Internet and entertainment casting industries.

The Company is filing this registration statement on a voluntary basis, pursuant to section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), in order to ensure that public information is readily accessible to all shareholders and potential investors, and to increase the Company's access to financial markets. In the event the Company's obligation to file periodic reports is suspended pursuant to the Exchange Act, the Company anticipates that it will continue to voluntarily file such reports.

                                  RISK FACTORS

The Company's business is subject to numerous risk factors, including the following

SHORT OPERATING HISTORY. The Company has only a short operating history and has actively attacked the Internet/casting market. The Company will, in all likelihood, sustain higher operating expenses compared with corresponding revenues, at least until current plans are implemented fully (See Plan of Operation.) There is no assurance that the Company will successfully expand into the business opportunity described herein.

SPECULATIVE NATURE OF COMPANY'S PROPOSED OPERATIONS. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition, and management of both the Company and any subsidiaries. While management also intends to seek business combinations with entities having established operating histories, it cannot assure that the Company will successfully locate candidates meeting such criteria. In the event the Company completes a business combination, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm together with numerous other factors beyond the Company's control.


POSSIBLE SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is, and will continue to be, a participant in the business of providing Internet casting resources and peripheral services. In addition, it will be seeking, by way of expansion of its business, joint ventures with, and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may also be desirable target candidates for the Company. Many such entities have greater financial resources and technical management capabilities than the Company. The Company could be, consequently, at a competitive disadvantage in identifying possible business opportunities and successfully expanding its operations.


CONFLICTS OF INTEREST - GENERAL. The Company's officers and directors participate in other business ventures which may compete directly with the Company. Additional conflicts of interest and non "arms-length" transactions may also arise in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business.

REPORTING  REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION.  Companies subject to
Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") must provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or even preclude the Company from completing an otherwise desirable acquisition. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

LACK OF DIVERSIFICATION. In all likelihood, the Company's proposed operations, even if successful, will result in a business combination with only one entity. Consequently, the resulting activities will be limited to the entity's business. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry, thereby increasing the risks associated with the Company's operations.

REGULATION. Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

POSSIBLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock could result in shareholders of a public or private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's common stock held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination or operations the Company may undertake. Typically, a combination transaction may be structured to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. If one is undertaken, the Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity. Management cannot assure that a business combination will meet the statutory requirements for a tax-free reorganization, or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

REQUIREMENT   OF  AUDITED   FINANCIAL   STATEMENTS   MAY   DISQUALIFY   BUSINESS
OPPORTUNITIES. Management believes that any potential target company must provide audited financial statements for review, and for the protection of all parties to the business combination. One or more attractive business opportunities may forego a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

BLUE SKY CONSIDERATIONS. Because the securities registered in any combination may not have been registered for resale under the blue sky laws of any state, and the Company has no current plans to register or qualify its shares in any state, holders of these shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue sky restrictions upon the ability of new investors to purchase the securities. These restrictions could reduce the size of any potential market. Accordingly, investors should consider any potential secondary market for the Company's securities to be a limited one.

DEPENDENCE UPON KEY PERSONNEL. The business of the Company is greatly dependent upon its present management and will for some time be dependent on the general business acumen and experience of all its officers and directors and the application of such skills to the business decisions required to be made on behalf of the Company. Although current management has significant experience and background in the development and management of the Company's services, there is no guarantee that they will continue with the Company if any combinations are undertaken.

EMERGING INDUSTRY. Although the Internet and the casting industries are expanding rapidly, the Internet industry is still an emerging industry without clear and certain areas of exploitation. Many Companies are entering this business area, some with greater financial resources than the Company.

COMPETITION. In addition, the Company shall be competing in this new and expanding industry with some more established and better financed companies. Due to the competitive nature of the Company's business, it may be difficult for the Company to meets its goals in the particular area of the Internet industry in which it has chosen to compete.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

NOTE REGARDING PROJECTIONS AND FORWARD LOOKING STATEMENTS

This statement includes projections of future results and "forward-looking statements" as that term is defined in Section 27A of the Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). All statements that are included in this Registration Statement, other than statements of historical fact, are forward-looking statements. Although Management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, in conjunction with those forward-looking statements contained in this Statement.

Although these statements reflect management's current view of the Company concerning future events, they are subject to certain risks, uncertainties and assumptions, including, among many others: a general economic downturn, a downturn in the securities markets, a general lack of public interest in either the Company's products or securities, federal or state laws or regulations having adverse effects on small business enterprises, and other risks and uncertainties.

Should any of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this report as anticipated, estimated or expected.


                  PLAN OF OPERATION - GENERAL


The Entertainment Internet, Incorporated ("EINI" or "The Company") is a Nevada corporation which acts as the holding company and parent corporation for Only Multimedia Network, Inc. ("OMNI"), a California corporation.

Through Only Multimedia Network, Incorporated, EINI intends to establish itself as the leading service provider of resources for the global entertainment industry. The Entertainment Internet, Inc. operates a series of Internet-based services using the Castnet.com(TM) service mark and trade name.

For ease of further reference, The Entertainment Internet, Inc. and Only Multimedia Network, Incorporated are interchangeably referred to herein as "the Company" and/or "the Corporation."

                               Historical Overview

The Company initially focused its efforts on hosting web-sites as an Internet service provider (ISP) and providing related services. Prior to 1999, management determined it favorable to eliminate all ISP activity and focus efforts on development of its Castnet.com(TM) web-site, which integrates motion picture, television and theatrical talent casting and agent submission services for the entertainment industry. When management eliminated all ISP activity, it also abandoned the Company's then-most significant revenue stream, leaving it unable to function without repeated infusions of capital. The Company, at present, has significant debt from debt instruments, expenses, leases, and exorbitant salaries paid, all of which were incurred under prior management.

In May, 1998, significant capital was obtained through the efforts of Mr. Paul Kessler and Bristol Asset Management, LLC, which funded critical operations through use of a convertible debt instrument; the Board of Directors and certain key officers were permitted to fund the Corporation on the same (or pari passu) basis as Bristol Asset Management. Mr. Kessler sought alliances with several entertainment industry representatives and successfully elected Marion Dougherty and Roland Joffe to the Company's Board of Directors. Mr. Kessler allowed the Company's management to continue operations for some time after conversion of the Bristol debt, but learned, after the first quarter of 1999, that key employees did not meet objectives and were not operating the Company in a manner which would allow it to prosper. Shortly thereafter, Mr. Kessler sought a management team capable of analyzing the Corporation's difficulties, resolving the morass of claims threatened or levied against it and restructuring operations.

During June, 1999, Mr. Kessler engaged Mr. Mohamed Hadid as the Company's Chairman of the Board of Directors. During the second and third quarters of 1999, Mr. Hadid and Mr. Kessler worked together on a plan to manage the Company's immediate financial and business needs, including the infusion of additional capital. Mr. Hadid sought strategic alliances with Jean Claude Van Damme and Tony Cataldo and was successful in obtaining their commitments to assist the Corporation with further development and expansion of its Castnet.com(TM) services. Mr. Hadid and Mr. Kessler obtained a renewal of the commitment of Thom Mount to serve on the Company's Board of Directors and as the Company's liaison with the Producers Guild of America. Mr. Hadid also internalized the Corporation's legal affairs, which were formerly administered by a number of outside counsel at great expense to the company.

Third quarter efforts focused on restoration of financial integrity of the corporation, management of the corporation's legal affairs, implementation of financial and human resource controls, restructuring of Castnet.com(TM) services, expansion of service areas, design, implementation, and rollout of new services, formation of strategic alliances, review of year 2000 compliance issues, design, evaluation, and programming of new relational databases, and general programs calculated to increase sales revenue and market share. During the period extending from July through October, 1999, several employees were dismissed.

As the company entered the fourth quarter of 1999, efforts focused on introduction of two new services, CastnetBabies.com and CastnetExtras.com, which the Company believes will significantly increase its market share and allow for growth of its current subscriber base. The company redesigned and reprogrammed its Castnet.com(TM) "front page" and continued to develop a series of relational databases with technological advances intended to increase efficiency and ease of use of the services provided through Castnet.com.(TM) The company continues to develop strategic alliances in domestic and foreign markets upon which it can capitalize as it moves into the new millennium.

Liquidity and Capital Resources

EINI financed its operations primarily through the sale of its securities and issuance of debt instruments. In this regard, the Company finalized two significant financing agreements (ongoing debt transactions) in July, 1999, as follows:

The Company entered into promissory note and finance agreements with Windsor Capital Fund VI and Packard Capital, Ltd. which provide for receipt of funds by The Entertainment Internet, Inc. in exchange for interest bearing obligations (at 6%) interest, convertible to stock at a rate equivalent to a forty percent (40%) discount from the lowest trading rate of the company's openly traded stock (redeemable by the Company at any time during a one-year period upon payment of principal and interest); the discount rate is applied to compensate for the restricted nature of the stock, issued pursuant to Rule 144.

The Company also obtained a line of credit for future expansion and growth (see press release); the line of credit is restricted and may not be used for liquidation of prior-incurred debt or resolution of creditor claims.

A full discussion of capital raised or securities issued by the Company pursuant to offerings deemed to be exempt from registration is set forth in Item 10, below.

Sources of Opportunities

The Company does not currently have any material commitments for capital expenditures other than a line of credit restricted for expansion and future growth. The Company anticipates, however, that it will experience a substantial increase in capital expenditures and lease commitments consistent with its anticipated growth in operations and infrastructure, including various capital expenditures associated with the expansion of operations into foreign markets. The Entertainment Internet, Inc. anticipates that it will continue to experience significant growth in its operating expenses for the foreseeable future and that these expenses will be a material use of cash resources. The Company believes that its existing cash will not be sufficient to meet its anticipated cash needs for working capital and capital expenditures for the coming months.

The Company derives revenue in two ways: Through its Castnet.com(TM) web-sites, the company charges actors an annual fee for inclusion of photographs, resumes, and other career-related material on its Internet-based service; the company also derives revenue from advertisements placed on the Castnet.com(TM) web-site. The company is currently evaluating plans to isolate several services offered, such as print communications routing and computer technical support, and to transform them into profit centers for the company.

The successful execution of the Company's initial interactive system, Castnet.com(TM) brought the Company a strong cash flow system which charges an all-inclusive annual fee for participation in EINI's proprietary database. The Castnet.com(TM) product is currently being used by casting directors and talent agents in Hollywood to submit actors and actresses for a wide variety of roles in movies and television. The Castnet.com(TM) service is set up so that it may be tailored for the actor/actress, through inclusion of a variety of elements including, but not limited to, audio tracks and video segments. The Company feels its real-time submission and review services represent the future of casting and believes the results of its actions are rapidly being felt in the industry.

The Castnet.com(TM) system allows aspiring actors, actors, agents and casting directors to communicate with each other on a confidential basis on a moment's notice. An enormously important part of the Castnet.com(TM) environment is the efficient facilitation of unrecognized talent.

Further, the Company has established industry recognition by acting as the Actor's Advocate. Two industry unions have praised the Company for its efforts in expanding the visibility of the personnel portion of the industry. The Castnet.com(TM) system has further refinements and offerings planned, including, but not limited to, integrated Castnet.com(TM) sites and services for managers, producers, production crew, location scouts, property owners, and voice talent. By expanding services to all strata of the industry, the Company feels it will impact the industry in ways which will greatly expand revenues. The Company feels that the design, depth and sophistication of its products provides it with the ability to expand into all areas of the entertainment industry.

In addition to this market penetration, the Company will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people. It is not presently anticipated that the Company will engage professional firms specializing in business acquisitions or reorganizations. Management, while not especially experienced in matters relating to the new business of the Company, will rely upon their own efforts and, to a much lesser extent, the efforts of the Company's shareholders, in accomplishing the business purposes of the Company. The Company may use outside consultants or advisors, other than the Company's legal counsel and accountants, to effectuate its business purposes described herein. If the Company does retain such an outside consultants or advisors, any cash fee earned by such parties will need to be paid by the prospective merger/acquisition candidate, as the Company has not cash assets with which to pay such obligation. Outside legal counsel was consulted regarding the proposed merger with First Miracle, as well as the prior acquisition of OMNI.

As is customary in the industry, the Company may pay a finder's fee for locating an acquisition prospect. If any such fee is paid, it will be approved by the Company's Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 or more transaction. Management has adopted a policy that such a finder's fee or real estate brokerage fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of the Company, if such person plays a material role in bringing a transaction to the Company.

The Company will not have sufficient funds to undertake any significant development, marketing, and manufacturing of any product which may be acquired. Accordingly, if it acquires the rights to a product, rather than entering into a merger or acquisition, it most likely would need to seek debt or equity financing or obtain funding from third parties, in exchange for which the Company would probably be required to give up a substantial portion of its interest in any acquired product. There is no assurance that the Company will be able either to obtain additional financing or to interest third parties in providing funding for the further development, marketing and manufacturing of any products acquired.


                           EVALUATION OF OPPORTUNITIES

The analysis of new business opportunities in the Company's industry will be undertaken by or under the supervision of the officers and directors of the Company (see "Management"). Management intends to concentrate on identifying prospective business opportunities which may be brought to its attention through present associations with management. In analyzing prospective business opportunities, management will consider, among other factors, such matters as:

1.           the available technical, financial and managerial resources
2.           working capital and other financial requirements
3.           history of operation, if any
4.           prospects for the future
5.           present and expected competition
6. the quality and experience of management services which may be available and the depth of that management
7.           the potential for further research, development or exploration
8. specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company
9.           the potential for growth of expansion
10.          the potential for profit
11.          the  perceived  public   recognition  or  acceptance  of  products,
             services or trades
12.          name recognition

Company management will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained.

Opportunities in which the Company participates will present certain risks, many of which cannot be identified adequately prior to selecting a specific opportunity. The Company's shareholders must, therefore, depend on management to identify and evaluate such risks. Promoters of some opportunities may have been unable to develop a going concern or may present a business in its development stage (in that it has not generated significant revenues from its principal business activities prior to the Company's participation). Even after the Company's participation, there is a risk that the combined enterprise may not become a going concern or advance beyond the development stage. Other opportunities may involve new and untested products, processes, or market strategies which may not succeed. Such risks will be assumed by the Company and, therefore, its shareholders.

The investigation of specific business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention as well as substantial costs for accountants, attorneys, and others. If a decision is made not to participate in a specific business opportunity the costs incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss by the Company of the related costs incurred.


                          ACQUISITION OF OPPORTUNITIES

In expanding the Company's strategic position, the Company may become a party to a merger, consolidation, reorganization, joint venture, franchise, or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. Once a transaction is complete, it is possible that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's officers and directors may, as part of the terms of the transaction, resign and be replaced by new officers and directors without a vote of the Company's shareholders.

It is anticipated that securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable Federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at a specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's Common Stock may have a depressive effect on such market.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called "tax free" reorganization under applicable Sections of the Internal Revenue Code of 1986, as amended (the "Code"). In order to obtain tax free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, including investors in this offering, would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

The manner in which the Company participates in an opportunity with a target company will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity, and the relative negotiating strength of the Company and such other management.

With respect to any mergers or acquisitions, negotiations with target company management will be expected to focus on the percentage of the Company which the target company's shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will, in all likelihood, hold a lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders.

Management has advanced, and will continue to advance, funds which shall be used by the Company in identifying and pursuing agreements with target companies. Management anticipates that these funds will be repaid from the proceeds of any agreement with the target company, and that any such agreement may, in fact, be contingent upon the repayment of those funds.

                                   COMPETITION

The Company will be in direct competition with many entities in its efforts to manage, market and expand its present CastNet.com system and in efforts to locate suitable business opportunities in the industry. Included in this competition will be other casting companies, Internet companies, as well as business development companies, venture capital companies, venture capital affiliates and investment bankers. Many of these entities will possess greater financial resources and may be able to assume greater risks than those the Company, with its limited capital, could consider.

                              YEAR 2000 COMPLIANCE

The year 2000 risk is the result of computer programs being written using two digits rather than four digits to define the applicable year. Computer programs that have sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

Based upon an internal assessment, The Entertainment Internet, Inc believes that its software programs, both those developed internally and purchased from material outside vendors, are year 2000 compliant or will be by December 31, 1999. The Entertainment Internet, Inc. began assessing its state of year 2000 readiness during or before July, 1999; this included reviewing the year 2000 compliance of the following:

          * The Entertainment Internet Incorporated's internally developed proprietary software incorporated into CastNet.com services
          *       Third party software vendors
          *       Third party hardware vendors

The  Entertainment  Internet.  Inc.  will  continue  to require  its  vendors of material hardware and software to provide assurances of their year 2000 compliance.

To date, The Entertainment Internet, Inc. has incurred significant expenses in identifying and evaluating year 2000 compliance issues. Most of the Company's expenses have related to, and are expected to continue to relate to, the operating costs associated with time spent by employees in evaluation of the year 2000 compliance matters. At this time, the Company does not possess the information necessary to estimate the potential costs of future revisions to software relating to the CastNet.com network and web-site should further revisions be required. Neither does the Company possess the necessary information to evaluate whether the replacement of third-party software, hardware, or services (if any) are mandated because they are non-year 2000 compliant. Although EINI believes that its software programs, both those developed internally and those purchased from outside vendors, are either already year 2000 compliant or will be by December 31, 1999, failure to identify non year 2000 compliant software could have a material and adverse effect on the company's business, results of operations, and financial condition.

The Company is not currently aware of any significant year 2000 compliance problems relating to the CastNet.com service or other software systems that would have a material and adverse effect on business, results of operations, and financial condition. However, there can be no assurance that the company will not discover year 2000 compliance problems in its proprietary software or in other third-party software that might require a substantial investment to correct. The Company's potential inability to fix such hardware or software on a timely basis could result in lost revenues, increased operating costs, and other business interruptions, any of which could have a material and adverse effect on the company's business, results of operations, and financial condition.

Failure to adequately address year 2000 compliance issues in the Company's proprietary software or third-party software could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time-consuming to defend. In addition, there can be no assurance that utility companies, Internet network companies, Internet access companies, third-party service providers and others outside the Company's control will be year 2000 compliant. The failure by these entities to be year 2000 compliant could result in a systemic failure beyond EINI's control including, for example, a prolonged Internet, telecommunications or electrical failure, which could also prevent the Company from providing subscribers access to the CastNet.com services. Such failure would have a material and adverse effect on the company's business, results of operation, and financial condition.

Contingency Plan

Although the Company continues to evaluate its software for possible year 2000 compliance issues, the company believes that its software programs (both those developed internally and purchased from material outside vendors), are already year 2000 compliant or will be by December 31, 1999. Therefore, the Company does not have a formal contingency plan for a major Year 2000 problem. The Company's inability to locate or correct a significant year 2000 problem, if one exists, could result in an interruption in or a failure of certain normal business activities or operations. Additionally, Year 2000 problems may affect subsystems of the Company's network and such failure could cause CastNet.com subscribers to seek alternate providers for casting submissions service. This could require the Company to incur significant unanticipated expenses to remedy and could divert the Company management's time and attention, either of which could have a material and adverse effect on business, results of operations and financial condition.

                             REGULATION AND TAXATION

The Investment Company Act of 1940 defines an "investment company" as an issuer which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading securities. While the Company does not intend to engage in such activities, the Company may obtain and hold a minority interest in a number of other industry enterprises. The Company could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review the Company's activities from time to time with a view toward reducing the likelihood the Company could be classified as an "investment company".


                                    EMPLOYEES

The Company's employees at the present time are its officers and directors, who will devote as much time as the Board of Directors determine is necessary to carry out the affairs of the Company. (See "Management" under Item 5, below). Daily operations are undertaken by employees previously hired by OMNI.


                                     ITEM 3.
                             DESCRIPTION OF PROPERTY

The Company owns no real property at this time. The Company leases office space at the address of 5757 Wilshire Boulevard, Suite 124, Los Angeles, CA 90036 and 5820 Wilshire Boulevard, Los Angeles, CA 90036. The Company believes it is paying the customary rate for such space in that rental market. Terms of the leases are: a twelve (12) month lease at $9,992.87 per month (including tenant improvements), beginning March, 1999; The Company believes its rented space is adequate for the immediately forseeable future. No officer, director, or control person related to the Company is a lessor, directly or indirectly, of the leased premises.

                                     ITEM 4.
         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth each person known to the Company, as of November 16, 1999, to be a beneficial owner of five percent (5%) or more of the Company's common stock, by the Company's directors individually, and by all of the Company's directors and executive officers as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.



======================================================================================================
                                                            Shares Beneficially       Percentage
Title of Class       Name/Address of Owner                         Owned              Ownership
==================   ===================================    ===================   ====================
Common               Bristol Asset Management, LLC
                     1801 Century Park East, Suite 1131
                     Los Angeles, CA 90067                            5,623,870                  17.85%
------------------   -----------------------------------    -------------------   --------------------
Common               CEDE & Co.
                     P.O. Box 222 Bowling Green Station
                     New York, NY 10274                               8,925,112                  28.33%
------------------   -----------------------------------    -------------------   --------------------
Common               Packard Capital Limited
                     1350 Beverly Road #115-339
                     McLean, VA 22101                                 2,421,053                  7.684%
------------------   -----------------------------------    -------------------   --------------------
Common               Anthony Cataldo
                     63 Northeast Village Rd.
                     Concord, N.H. 03301                                500,000                    1.6%
------------------   -----------------------------------    -------------------   --------------------
Common               Marion Dougherty
                     c/o Gary S. Kleinman Acctg. Corp.
                     10340 Santa Monica Blvd.
                     Los Angeles, CA 90025                              100,000                   .317%
------------------   -----------------------------------    -------------------   --------------------
Common               Marilyn Foster Staubitz
                     5757 Wilshire Blvd., Suite 124
                     Los Angeles, CA 90036                               25,000                   .079%
------------------   -----------------------------------    -------------------   --------------------
Common               Mohamed Hadid
                     5757 Wilshire Blvd., Suite 124
                     Los Angeles, CA 90036                            1,000,000                   3.17%
------------------   -----------------------------------    -------------------   --------------------
Common               JCVD Productions, Inc.
                     1801 Avenue of the Stars #308
                     Los Angeles, CA 90067                              500,000                    1.6%
------------------   -----------------------------------    -------------------   --------------------
Common               Roland Joffe
                     2854 Roscomare Road
                     Los Angeles, CA 90077                              100,000                   .317%
------------------   -----------------------------------    -------------------   --------------------
Common               Paul Kessler
                     1801 Century Park East, Suite 1131
                     Los Angeles, CA 90024                            4,100,000                 13.013%
------------------   -----------------------------------    -------------------   --------------------
Common               Thomas Mount
                     6363 Sunset Blvd., 4th Floor
                     Los Angeles, CA 90028                              500,000                    1.6%
------------------   -----------------------------------    -------------------   --------------------
Common               Jeremy Schuster
                     5757 Wilshire Blvd., Suite 1800
                     Los Angeles, CA 90036                              100,000                   .317%
------------------   -----------------------------------    -------------------   --------------------
Common               James Zelloe
                     7601 Lewinsville Road, #250
                     McLean, VA 22102                                    50,000                   .158%
------------------   -----------------------------------    -------------------   --------------------
Common               All officers and directors
                     (9 individuals)                                  2,875,000                   9.125%



                                     ITEM 5.
         DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The members of the Board of Directors of the Company serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors, but may be removed by a vote of the shareholders holding a majority of shares outstanding and entitled to vote.

There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below are acting on behalf of, or at the direction of, any other person.

Information as to the directors and executive officers of the Company is as follows:

=============================================================================================
Name/Address                                 Age          Position
=================================         ===========     ===================================
Mohamed Hadid
5757 Wilshire Blvd., Suite 124
Los Angeles, CA 90036                         51          Chairman/Director
---------------------------------         -----------     -----------------------------------
Anthony Cataldo
63 Northeast Village Rd.
Concord, N.H. 03301                           48          President/Director
---------------------------------         -----------     -----------------------------------
Jeremy Schuster
5757 Wilshire Blvd. Suite 124
Los Angeles, CA 90036                         36          Chief Operating Officer/Director
---------------------------------         -----------     -----------------------------------
Roland Joffe
2854 Roscomare Road
Los Angeles, CA 90077                         54          Director
---------------------------------         -----------     -----------------------------------
Marion Dougherty
c/o Gary S. Kleinman Acctg. Corp.
10340 Santa Monica Blvd.
Los Angeles, CA 90025                         76          Director
---------------------------------         -----------     -----------------------------------
Jean Claude Van Damme
1801 Avenue of the Stars #308
Los Angeles, CA 90067                         39          Director
---------------------------------         -----------     -----------------------------------
James Zelloe
7601 Lewinsville Road, #250
McLean, VA 22102                              40          Director
---------------------------------         -----------     -----------------------------------
Thom Mount
6363 Sunset Blvd.
Los Angeles, CA 90028                         51          Director
---------------------------------         -----------     -----------------------------------
Marilyn Foster Staubitz
5757 Wilshire Blvd., Suite 124
Los Angeles, CA 90036                         34          Director
---------------------------------         -----------     -----------------------------------


Mohamed Hadid - Chairman.

The Company's Chairman, Mr. Mohamed Hadid, is also Chairman of Sector Communications, Inc., and Vice-Chairman of First Miracle Group, Inc. In addition, Mr. Hadid serves as Chairman of Hadid Development Company and was formerly Managing Director of Emerald Capital Corporation.

Mr. Hadid holds a number of senior management positions with a portfolio of companies, including being the Founding Co-Chairman of Global Communications Group, and Co-Founder and Director of Voice Powered Technology. Mr. Hadid formerly was the largest single owner of the Ritz Carlton Hotels, with properties in Aspen, Colorado; Washington, D.C.; Houston, Texas; and New York. Mr. Hadid has been responsible for the development of over seven million square feet of commercial office buildings in the greater Washington, D.C. area, with total value estimated to be in excess of U.S. $2.7 billion.

A former director of Adams National Bank and Advisory Board Director of National Enterprise Bank, Mr. Hadid was responsible for structuring over U.S. $200,000,000.00 in financing for smallcap and emerging public companies. Mr. Hadid holds a Bachelor of Science degree from North Carolina State University, and attended graduate school at Massachusetts Institute of Technology.


Anthony Cataldo - President/Director.

Mr. Anthony Cataldo is the President of The Entertainment Internet, Inc., and is CEO of First Miracle Group, Inc., an independent and diversified film company with a unique corporate structure based on strategic and exclusive alliances with high quality content producers, including Long Road Films and Emmett/Furla Films. As part of First Miracle Group's recently-announced exclusive development deal with Jean Claude Van Damme's Long Road Films, all worldwide revenues generated by films will be shared on a 50/50 basis between the two entities.

Jeremy Schuster - Chief Operating Officer/Director.

Mr. Jeremy Schuster is an attorney who pioneered the concept of the "mobile law office," bringing computers onsite and onto the set for film productions in the early 1990's. He has a strong background in business and the entertainment industry, and has represented a wide variety of talent in film and television as legal counsel.

Mr. Schuster's client list includes the multimedia personalities that recently formed Dragon's Lair, LLC - Don Bluth, Rick Dyer, and David Foster. Mr. Schuster has also served as production counsel for independent film companies and currently maintains an active bi-coastal state and Federal court litigation practice, while representing corporations including Virtual Image Productions, Inc., TVNext.com, Inc., and Texas.com, LLC. Mr. Schuster also currently serves on the Board of Directors of Virtual Image Productions, Inc.

Mr. Schuster graduated from Rochester Institute of Technology in 1986 with Associate of Applied Science and Bachelor of Science degrees. He thereafter received a Juris Doctor from Suffolk University School of Law. Mr. Schuster is a member of the Orange County Peace Officers Association, the National Notary Association, and the National Association of Flight Instructors.

Roland Joffe - Director.

Roland Joffe is a noted filmmaker whose Academy Award winning films include "The Killing Fields" (1984), which won a total of three Academy Awards and seven British awards, including "Best Picture," and "The Mission" (1986).

Mr. Joffe currently is the executive producer of a groundbreaking new MTV series, "MTV's Undressed," while his most recent feature film directing credit was the 1999 thriller "Goodbye Lover," starring Don Johnson, Ellen DeGeneres, and Dermot Mulroney. Mr. Joffe entered television at the BBC as a trainee director, working his way up to directing Britain's most successful TV soap opera, "Coronation Street," as well as segments of the current affairs program "On the Line," and the documentary feature "ANA." Mr. Joffe also helmed a 13-part TV series, "The Stars Look Down," which received great acclaim.

In 1987, Mr. Joffe formed the Los Angeles-based film production company, Lightmotive. Lightmotive produced a number of feature films, as well as a broad range of television, and introduced Harrods of London to the Home Shopping Network.

Mr. Joffe graduated with a Bachelor of Arts in English and Drama from Manchester University.

Marion Dougherty - Director.

Marion Dougherty, senior vice president of talent at Warner Brothers, is considered to be the "grand dame" of casting. Her first generation of young female assistants in the 1950's, Juliet Taylor and Wally Nicit, went on to become the next rank of top movie casting directors as well as tutors who passed on their techniques to their own assistants. In the process, Ms. Dougherty virtually invented the modern casting process and made it a female-dominated field.

Ms. Dougherty gave James Dean and Warren Beatty their first speaking parts during this time, and has been instrumental in helping launch the careers of other actors such as Robert Redford, Al Pacino, Robert Duvall, Dustin Hoffman, and Martin Sheen. In 1964, Dougherty launched one of the country's first independent casting offices.

Ms. Dougherty has cast over 50 motion pictures, including "Lethal Weapon 4," "Midnight Cowboy," "Taxi Driver," "Batman Returns," "Conspiracy Theory," and "Bananas."

Jean Claude Van Damme - Director.

Mr. Van Damme is a popular film actor. He is the President of Van Damme Enterprises, Inc., and owns an equity interest in JCVD Productions, Inc., Van Damme Productions, Inc., Long Road Productions, Inc., and Long Road Films, Inc. He has starred in such films as "Hard Target," "Universal Soldier," "Bloodsport," and "Kickboxer."

James T. Zelloe - Director.

Mr. James Zelloe is an attorney licensed in Virginia and Washington, D.C. He received a Bachelor of Science in Business Administration and Economics in 1981, as well as a joint Masters of Arts/Juris Doctor degree from Catholic University Columbus School of Law. He has lectured and been a teaching assistant at Catholic University's Economics Department from 1982-1984. Mr. Zelloe is a member of the Virginia Bar Association, the Fairfax Bar Association, and the D.C. Bar. He is also a member of the Association of Trial Lawyers of America, of Phi Kappa Phi Honor Society, and of Omicceon Delta Epsilon, an Economics Honors Society. Mr. Zelloe has been practicing law since graduating from law school in 1984.

Thom Mount - Director.

In 1974, at age 26, Thom Mount became President of Universal Pictures. At that time, Time Magazine and New York Magazine dubbed him a "baby mogul."

Mr. Mount holds a Bachelor of Arts degree from Bard College, and he graduated with an Master of Fine Arts degree from the California Institute for the Arts in 1972. During his tenure at Universal, he launched such talents as Sean Penn, Steve Martin, John Landis, Bill Murray, John Candy, Dan Akroyd, and Jonathan Demme. He was responsible for such films as "Car Wash," "Coal Miner's Daughter," "The Jerk," "Animal House," "Smokey and the Bandit," "The Deer Hunter," and "The Blues Brothers," among others.

Since leaving Universal, Mr. Mount founded the Mount Company. He has produced fifteen films, including "Bull Durham," "Tequila Sunrise," "Frantic," "Can't Buy Me Love," and Roman Polanski's "Death and the Maiden." Most recently, he produced Sidney Lumet's "Night Falls on Manhattan." Mr. Mount currently serves as the president of the Producers Guild of America.


Marilyn Foster Staubitz - Director.

Ms. Marilyn Staubitz received a Bachelor of Science and a Bachelor of Arts degree from Western New England College in 1987. She has worked for Packard Capital Ltd. for six years, and previously was employed by Citicorp in Boston, Massachusetts and by Sekisui America in California.


There is no family relationship between any of the officers and directors of the Company. The Company's Board of Directors has established a Compensation Committee.



                              CONFLICTS OF INTEREST

The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

                         INVESTMENT COMPANY ACT OF 1940

Although the Company will be subject to regulation under the Securities Act of 1934 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.


                                     ITEM 6.
                             EXECUTIVE COMPENSATION

Mohamed Hadid, Chairman, Board of Directors, receives a salary of $250,000.00 per year, pro-rated and deferred for 1999; unpaid salary is convertible to stock; the Company is obligated to pay premiums for health and dental insurance. Pursuant to his employment agreement with the Company, Mr. Hadid was issued 1,000,000 shares of the Company's restricted common stock on August 16, 1999 ; Mr. Hadid also has the option under his employment contract to purchase another 1,000,000 of the Company's restricted common shares.

Anthony Cataldo received 500,000 shares for his services as president and director; the Company is obligated to extend an option to purchase an equivalent number of shares. The Company is currently negotiating an agreement to obtain expanded services from Mr. Cataldo. Marion Dougherty received 100,000 shares for her services as a director and the Company is obligated to extend an option for her to purchase an equivalent number of shares.

Marilyn Foster received 25,000 shares for her services as a director and the Company is obligated to extend an option for her to purchase an equivalent number of shares.

Roland Joffe received 100,000 shares for his services as a director and the Company is obligated to extend an option for him to purchase an equivalent number of shares.

Jean Claude Van Damme received 500,000 shares (through JCVD Productions, Inc.) for his services as a director and the Company is obligated to extend an option for him to purchase an equivalent number of shares.

Jeremy Schuster received 75,000 shares for his services as a director; the Company is obligated to extend an option for him to purchase an equivalent number of shares. Mr. Schuster also provides services as general counsel in accordance with a reduced-rate hourly fee agreement with the Company, with unpaid billing convertible to stock. Prior to July 30, 1999, Mr. Schuster received 25,000 shares for previous work and services provided to the Company that were not paid; this agreement is to include an equivalent number of options.

James Zelloe received 50,000 shares for his services as a director and the Company is obligated to extend an option for him to purchase an equivalent number of shares.

No retirement, pension, profit sharing, or other similar programs have been adopted by the Company for the benefit of its employees.

The Company adopted an employee stock option plan with an effective date of March 1, 1999 and an expiration date of February 28, 2009, which is administered by the Stock Option Committee, which recorded the results of three meetings held during 1999:

In the June meeting, the employment agreements of two key personnel were approved; under these agreements, the key employees would each receive 1,000,000 share options, vesting in 1/3 increments during a three year period.
One of the key employees left the company's employ after the first year.

In the July meeting, five key personnel were granted a total of 180,000 share options at $1.25 each. These options were principally intended to compensate personnel for prior services rendered; the agreements provide for vesting over a number of years, however, in what is often termed a "golden handcuff" for key employees.

In the November meeting of the Company's Stock Option Committee, fifteen personnel were granted a total of 102,500 share options, subject to final approval by the Compensation Committee Chairman. 20,000 of these share options were granted at $1.00 each, and the remaining 82,500 share options were granted at $1.25 each. These options were also principally intended to compensate personnel for prior services rendered, with the agreements providing for vesting of the options over a number of years in a "golden handcuff" for key employees.

The Company expects to offer options to several additional employees in an effort to retain their special skills, abilities, and services. In any event, additional share options must be granted as a result of certain employment agreements.

The Company's Stock Option Plan provides for reservation of 3,000,000 common shares for use in the Stock Option Plan. Approximately 1,505,325 share options may be converted from OMNI to EINI options or may be administered through EINI pursuant to the pre-existing Only Multimedia Incorporated Stock Option Plan.

Counsel is currently reviewing OMNI records to determine whether options were granted that were not reflected on the schedule of grants made available to counsel in July, 1999; review of these records may result in significant changes to the number of OMNI share options which may be converted. The company granted 282,500 share options through the July and November meetings of the Compensation Committee. The Company anticipates the need for an increase in the number of reserved shares to allow it sufficient shares to retain key employees as the Company moves forward. See also Exhibit entitled "Stock Option Plan."

The foregoing transactions were not arms-length.


                                     ITEM 7.
                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company's policy is that the Company will seek an acquisition or merger on fair market basis only. In any potential merger wherein company officers, directors, or principal shareholders, affiliates, or associates have interest, such interest shall be fully disclosed prior to merger.


                                     ITEM 8.
                                LEGAL PROCEEDINGS

The following is a summary of material legal proceedings involving the Company, which the Company believes were incurred in the normal course of business:

Christopher  Sampson  Foundation  for  the  Catastrophically   Injured  v.  Only
Multimedia Network, Inc. & The
Entertainment Internet
Burbank Superior Court
Filed: July 29, 1999 No. EC 027688

The Company is presently engaged in one action involving a creditor over a $200,000.00 promissory note that was not paid when due; the company has stated its willingness to continue the obligation, a note bearing 10% simple interest on unpaid principal, for one year. As of November 4, 1999, the creditor agreed to the one-year extension. The Company is currently reviewing extension and settlement papers, and expects the action to be dismissed shortly.

Breakdown Services, Ltd., v. Only Multimedia Network, Inc./Castnet.com Federal District Court for the Central District of California
Filed: May 6, 1998, No. CV 98-3500-GHK (BQRx)

The Company is presently engaged in one action involving a third-party claim for copyright infringement and violation of an earlier settlement agreement that included a stipulated injunction. The Company is vigorously defending the action and earlier prevailed against claimant's request for an Order to Show Cause. The Company believes the claimant is not entitled to relief, and asserts misuse of copyright as a defense in the action. While the company doubts the merits of claimant's action, the outcome of the action is uncertain and may materially and adversely affect the financial condition and viability of the Company if such outcome proves unfavorable to the Company.

Wendy Pachter v. Only Multimedia Network, Inc.
Los Angeles Superior Court, Central District
Filed July 21, 1999, No. BC 213855

The Company is presently engaged in one action involving a creditor for two promissory notes (each for $100,000.00 or more) which were not paid when claimed to be due; the Company is investigating the history behind the promissory notes and presently believes there was as failure of consideration, more specifically, that the consideration alleged was never received by the Company. Discovery is continuing on this matter, along with other aspects of the claim. The Company takes a contrary position to that of claimant, asserting that payments were not and are not presently due. In an effort to resolve this claim, the Company made a settlement offer contingent upon the successful close of the proposed merger with First Miracle Group. At present, litigation is continuing. While the Company doubts the merits of claimant's action, the outcome of the action is uncertain and may materially and adversely affect the financial condition and viability of the Company if such outcome proves unfavorable to the Company.

Bragman, Nyman & Cafarelli v. The Entertainment Internet, Inc.
Los Angeles Municipal Court, West Los Angeles District
Filed June 11, 1999, Case No. 99T01400

The Company is presently engaged in one action involving a creditor for services allegedly rendered and unpaid. The Company is investigating the history behind the alleged obligation, and presently believes there was a failure of consideration, more specifically, that the claimant did not provide services or perform in accordance with the alleged contract. Discovery is continuing on this matter, along with other aspects of the claim. The Company takes a contrary position to that of claimant, asserting that payments were not and are not presently due. At present, litigation is continuing. While the Company doubts the merits of claimant's action, the outcome of the action is uncertain and may materially and adversely affect the financial condition and viability of the Company if such outcome proves unfavorable to the Company.

Capital York, Inc. v. The Entertainment Internet, Inc., Scott MacCaughern, and MacCaughern Trade Development
Superior Court of New Jersey, Monmouth County
Filed August 15, 1999, No. L406199

The Company is presently engaged in one action involving a creditor for services allegedly rendered and unpaid in connection with management and advisory services. The Company is investigating the history behind the alleged obligation, and presently believes there was no contract between the parties. Discovery is continuing on this matter, along with other aspects of the claim. At present, the Company is informed the litigation is "on hold" pending a settlement of the entire matter by one of the named Defendants. While the Company doubts the merits of claimant's action, the outcome of the action is uncertain and may materially and adversely affect the financial condition and viability of the Company if such outcome proves unfavorable to the Company.

                  Additional Claims

The Company is presently evaluating its accounts payable and claims of myriad alleged creditors. The company faces significant financial obligations which may result in the insolvency of the corporation; for this reason, the Company is investigating extension and payment agreements and settlements to reduce or eliminate the strain caused by these claims and debts.

The Company is presently evaluating and attempting to resolve a claim from its telecommunications services provider. Investigation of the claim revealed that prior management of the company ordered services to be installed off-site which were used personally by said management; the Company also learned the telecommunications provider billed for charges it earlier represented would not be incurred by the Company. The Company is negotiating an agreement for account credits and a resolution with the services provider which will allow criminal prosecution of prior management for any activities which are proved to be unauthorized and/or unlawful.

The Company received notice of a creditor claim relating to a $95,000.00 promissory note which was not paid when due; the Company stated its willingness to discuss settlement. The Company received notice that attorneys for the creditor would be preparing a complaint for filing. The company earlier successfully defended an action filed by the same creditor out-of-state (Bakkiam
S. Subbiah v. Only Multimedia Network, Inc., U.S. District Court for the Central District of Illinois, Rock Island Division, Filed December 7, 1998); the action was dismissed for lack of jurisdiction. While the Company doubts the merits of claimant's action, the outcome of the action is uncertain and may materially and adversely affect the financial condition and viability of the Company if such outcome proves unfavorable to the Company.

                  Settlements

1. The Company settled a claim stemming from an account payable for consulting services rendered. There was no dispute that services were rendered to the company but the Company was unable to pay the fees required pursuant to contract. The Company sought and obtained a settlement agreement beneficial to it.

2. The Company settled a series of claims stemming from its guarantee of certain leases obtained by third parties; the third parties earlier obtained a default judgment against the Company relating to one lease. The claims made in July 1999 exceeded $100,000.00 and were disputed by the Company. Through a vigorous defense effort, the Company obtained a favorable settlement wherein it agreed to pay $6,000.00 and to lower the exercise price of options previously issued in exchange for a release of all liens and claims and removal of the earlier-obtained judgment.

3. The Company settled a claim stemming from an account payable for consulting services rendered. There was no dispute that the services were rendered to the Company but the Company was unable to pay the fees required pursuant to contract. The Company sought and obtained a settlement agreement beneficial to it; a minimal amount was paid in settlement.

4. The Company settled a claim made by an individual who held a promissory note with a principal amount of $47,500. The promissory note matured on December 31, 1997 and was not paid by the Company. There was no dispute that the principal amount was due but the Company was unable to pay as required. The Company sought and obtained a settlement agreement beneficial to it.

                                     ITEM 9.
                    MARKET FOR COMMON EQUITY AND MARKET PRICE

The Company's common stock is presently quoted on the NASDAQ over-the-counter Bulletin Board market in the United States under the symbol EINIE.

The average price per share of the Company's Common Stock for the 15-day period immediately preceding this filing was $0.23 bid, $0.31 ask. The high was $0.375 bid, $0.40625 ask, and the low was $0.1875 bid, $0.25 ask. The average daily volume was 52,053 shares.

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock", for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker/dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, company must maintain $1,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.

Therefore, for the foreseeable future, any of the Company's stock quoted or traded must be considered "penny stock" under current rules, as discussed above.

                       HOLDERS OF EQUITY AND OTHER RIGHTS

         As of the date of this submission, based on the Company's records and reports from the Company's stock transfer agent, Alpha Tech Stock Transfer, there were 152 shareholders holding a total of 31,505,170 shares of the Company's common stock. There were 40 shareholders holding a total of 5,400 shares of the Company's preferred stock. There were 67 persons or entities in the aggregate holding warrants or options to purchase shares of the Company's common stock; and 4 persons or entities holding promissory notes convertible to shares of the Company's common stock.

                         DIVIDENDS AND DIVIDEND POLICIES

The Registrant has not paid or allocated any dividends to date, and has no plans to do so in the immediate future. Future dividends will be dependent on such factors as economic conditions and the profitability of the Company. It is anticipated that for the forseeable future, until the Company reaches its economic goals, most, if not all of any earnings of the Company will need to be retained as working capital.

                                    ITEM 10.
                     RECENT SALES OF UNREGISTERED SECURITIES

Between approximately September of 1998 and September of 1999, the Company made the following issuance, sales, or exchanges of securities in reliance upon certain exemptions from registration under the Securities Act of 1933 (the "Act"):

Regulation D, Rule 504: The Company obtained a portion of its capital and operating funds during the period extending third quarter 1998 through the close of the second quarter 1999 by means of a limited offer and sale of its common stock without registration under SEC Regulation D, Rule 504 of the 1933 Act. Less than a total of $1,000,000 was subscribed through the offering for which a total of 3,597,645 common shares were issued to subscribers at prices ranging from $0.175 to $0.55 per share.

Regulation D, Rule 506: Pursuant to an agreement and plan of exchange and merger with OMNI, the Company issued securities during the period of approximately April 1, 1999 through October 31, 1999 by means of a Regulation D, Rule 506 exchange to a total of 119 shareholders:

Common stock: a total of $1,549,149 representing shares of common stock was issued.

Preferred stock: a total of $2,700,000 representing shares of preferred stock was issued.

Convertible securities:

Options: a total of $3,682,100 in options to convert to common stock
Warrants: a total of $8,459,915 in warrants to purchase common stock
Promissory notes: a total of $149,220 in promissory notes convertible to common stock

Section 4(2) of the 1933 Act: The Company obtained a portion of its capital and operating funds by means of the following transactions pursuant to section 4(2) of the Securities Act of 1933, upon which the Company has relied: In February 1999 the Company entered into a financing arrangement for the following entities to provide capital to the Company: Windsor Capital Fund VI, a Bermuda corporation, and Packard Capital Limited, a British Virgin Islands corporation. The Company issued long-term convertible promissory notes to these lenders in the amount of US$500,000 each, for a total consideration of US$1,000,000. The instruments accrue interest at the rate of 6% per annum until paid, or at the option of the payee of the note, it may be converted to common stock at a discounted rate of 40% of the "bid" price. The Company has the right for a period of one year from the time any such stock is issued, to redeem any such stock so issued through payment of an amount equal to the principal amount of the note plus any accrued interest up to the time of conversion.


                                    ITEM 11.
                            DESCRIPTION OF SECURITIES

The Company's Amended Articles of Incorporation authorize the issuance of Sixty Million (60,000,000) shares of Common Stock, $0.001 par value per share, of which 31,499,770 shares are issued and outstanding. The common shares, when issued, are fully paid, non-assessable, without pre-emptive rights and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by the Company from time to time, from funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities.

On February 24, 1999, the Board of Directors of the Company approved, by written consent, an amendment to the Company's Articles of Incorporation which provided for designation of and authorization to issue Series B Preferred Stock. The consent provided and authorized the issuance of Ten Million (10,000,000) shares of Preferred Stock at $.001 par value per share, of which 5,400 shares are issued and outstanding. The Series B Preferred Stock contains dividend rights, limitations on dividends on Common Stock, and liquidation preferences; it does not include any specific voting rights.

Pursuant to action authorized by the Company's board of directors, the Company has also issued various warrants or options to purchase common stock in the future, or promissory notes convertible to common shares, as described in Items 9 and 10, above, and elsewhere herein. There is potential for issuance of additional shares to Board Members, who were issued stock in the past, to adjust for the change in valuation.


                                    ITEM 12.
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud, or a knowing violation of the law, since provisions have been made in the Articles of Incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising from their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud, or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.

The officers and directors of the Company are accountable to the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where the Company has failed or refused to observe the law.

Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

Such indemnification of officers and directors as described above may be contrary to policies of the Securities and Exchange Commission.

                                    ITEM 13.
                              FINANCIAL STATEMENTS

The financial statements and supplemental data required by this Item 13 follow the index of financial statements appearing at Item 15 of this Form 10-SB.

                                    ITEM 14.
           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                            AND FINANCIAL DISCLOSURE

The Registrant has not changed accountants since its formation, and Management has had no disagreements with the findings of its accountants.


                                    ITEM 15.
                        FINANCIAL STATEMENTS AND EXHIBITS

         Report of Merdinger, Fruchter, Rosen & Corso, P.C., Certified Public Accountants, dated June 1, 1999.

         Balance Sheet as of December 31, 1998 and December 31, 1997.

         Statement of Operations for the years ended December 31, 1998 and December 31, 1997.

         Statement of Stockholder's Equity.

         Statement of Cash Flows for the years ended December 31, 1998 and December 31, 1997.

         Notes to Financial Statements.

         Articles of Incorporation

         Amendment to Articles of Incorporation

         Bylaws

         Stock Option Plan

         Press Release(s)

                        THE ENTERTAINMENT INTERNET, INC.
                      (FORMERLY WEST TECH SERVICES, INC.)
                         (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS


                           DECEMBER 31, 1998 AND 1997

                        THE ENTERTAINMENT INTERNET, INC.
                      (FORMERLY WEST TECH SERVICES, INC.)
                         (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS


                           DECEMBER 31, 1998 AND 1997



                                     INDEX

      INDEPENDENT AUDITOR'S REPORT.............................................1

     BALANCE SHEETS............................................................2

     STATEMENT OF OPERATIONS...................................................3

     STATEMENTS OF STOCKHOLDERS' EQUITY........................................4

     STATEMENTS OF CASH FLOWS..................................................5

     NOTES TO FINANCIAL STATEMENTS..........................................6-11

                    Merdinger, Fruchter, Rosen & Corso, P.C.
                          Certified Public Accountants
                               888 Seventh Avenue
                            NEW YORK, NEW YORK 10106
                                   ----------
                              TEL: (212) 757-8400
                              FAX: (212) 757-6124




                          INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS
THE ENTERTAINMENT INTERNET, INC.
(FORMERLY WEST TECH SERVICES, INC.)
Las Vegas, Nevada

We have audited the accompanying Balance Sheets of The Entertainment Internet, Inc. (formerly West Tech Services, Inc.) (A Development Stage Company), as of December 31 1998 and 1997, and the related statements of operations, stockholders' equity and cash flows for the years then ended and for the period April 20, 1992 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Entertainment Internet, Inc., as of December 31, 1998 and 1997 and for the years then ended and for the period April 20, 1992 (inception) to December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                   /s/ Merdinger, Fruchter, Rosen & Corso, P.C.,
                                       Certified Public Accountants
                                       Merdinger, Fruchter, Rosen & Corso, P.C.,
                                       Certified Public Accountants

Los Angeles, California
June 1, 1999

                          THE ENTERTAINMENT INTERNET, INC.
                         (FORMERLY WEST TECH SERVICES, INC.)
                            (A DEVELOPMENT STAGE COMPANY)
                                   BALANCE SHEETS
                                                                  December 31,
                                                             1998            1997
                                                           --------        --------
   ASSETS
CURRENT ASSETS
    Cash and Cash Equivalents                              $  2,598         $   --
    Stock Subscription Receivable                            14,134             --
    Due from Affiliate                                      340,199             --
    Prepaid Expense                                          30,000             --
                                                           --------        --------
    TOTAL ASSETS                                           $386,931        $   --
                                                           ========        ========

   LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
    Accounts Payable and Accrued Expenses                  $ 34,441        $   --
    Advances from Stockholder                                65,289            --
                                                           --------        --------
     Total Current Liabilities                               99,730            --
                                                           --------        --------

COMM1TMENTS AND CONTINGENCIES (Note 4)


STOCKHOLDERS' EQUITY
    Common Stock, par value $.001, 50,000,000
    shares authorized 12,912,405 and 6,000,000 shares
    issued and outstanding                                   12,912          5,250
    Additional Paid-in Capital                              743,125            --
    Deficit Accumulated During the Development Stage       (468.836)        (5,250)
                                                           --------        --------
     Total Stockholders' Equity                             287,201            --
                                                           --------        --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $386,931        $   --
                                                           ========        ========








     The Accompanying Notes are an Integral Part of These Financial Statements.


                                        -2-


                      Merdinger, Fruchter, Rosen & Corso, P.C.
                            Certified Public Accountants

                             THE ENTERTAINMENT INTERNET, INC.
                            (FORMERLY WEST TECH SERVICES, INC.)
                               (A DEVELOPMENT STAGE COMPANY)
                                 STATEMENTS OF OPERATIONS




                                                                             April 20,
                                                 For the Year Ended            1992
                                                     December 31,          (Inception) to
                                              --------------------------    December 31,
                                                  1998          1997           1998
                                              -----------    -----------    -----------
INCOME                                        $      --      $      --      $      --

EXPENSES
 General, Selling and Administrative              463,586           --          468,596
 Amortization                                        --               16            240
                                              -----------    -----------    -----------
  Total Expenses                                  463,586             16        468,836

Net Loss                                      $  (463,586)           (16)   $  (468,836)
                                              ===========    ===========    ===========


Basic and Diluted
Loss Per Common Shares                        $     (0.06)   $      0.00    $     (0.06)
                                              ===========    ===========    ===========
Weighted Average Number of
Common Shares Outstanding                       7,599,676      6,000,000      7,599,676
                                              ===========    ===========    ===========










        The Accompanying Notes are an Integral Part of These Financial Statements



                                           -3-


                         Merdinger, Fruchter, Rosen & Corso, P.C.
                               Certified Public Accountants

                                          THE ENTERTAINMENT INTERNET, INC.
                                        (FORMERLY WEST TECH SERVICES, INC.)
                                           (A DEVELOPMENT STAGE COMPANY)
                                         STATEMENT OF STOCKHOLDERS' EQUITY



                                                                                          Deficit
                                                                                        Accumulated
                                                   Common Stock          Additional       During
                                             ------------------------     Paid-in       Development
                                              Shares         Amount       Capital         Stage          Total
                                             ----------    ----------    ----------     ----------     ----------
Balance, April 20, 1992                            --      $     --      $     --       $     --       $     --
Issuance of Common Stock for
 Cash on April 27, 1992 at
 $.001 Per Share                              6,000,000         6,000          (750)          --            5,250
Net Loss                                           --            --            --           (5,042)        (5,042)
                                             ----------    ----------    ----------     ----------     ----------
Balance, December 31, 1992                    6,000,000         6,000          (750)        (5,042)           208
Net Loss                                           --            --            --              (48)           (48)
                                             ----------    ----------    ----------     ----------     ----------
Balance, December 31, 1993                    6,000,000         6,000          (750)        (5,090)           160
Net Loss                                           --            --            --              (48)           (48)
                                             ----------    ----------    ----------     ----------     ----------
Balance, December 31, 1994                    6,000,000         6,000          (750)        (5,138)           112
Net Loss                                           --            --            --              (48)           (48)
                                             ----------    ----------    ----------     ----------     ----------
Balance, December 31, 1995                    6,000,000         6,000          (750)        (5,186)            64
Net Loss                                           --            --            --              (48)           (48)
                                             ----------    ----------    ----------     ----------     ----------
Balance, December 31, 1996                    6,000,000         6,000          (750)        (5,234)            16
Net Loss                                           --            --            --              (16)           (16)
                                             ----------    ----------    ----------     ----------     ----------
Balance, December 31, 1997                    6,000,000         6,000          (750)        (5,250)          --
Issuance of Common Stock for Cash:
  September 09, 1998 at $0.036 Per Share      3,450,000         3,450       121,550           --          125,000
  September 11, 1998 at $0.175 Per Share      1,142,858         1,142       198,858           --          200,000
  September 18, 1998 at $0.146 Per Share        119,500           120        17,380           --           17,500
  November 24, 1998 at $0.150 Per Share         333,333           333        49,667           --           50,000
  December 03, 1998 at $0.550 Per Share          30,000            30        16,470           --           16,500
  December 03, 1998 at $0.500 Per Share          10,000            10         4,990           --            5,000
  December 04, 1998 at $0.550 Per Share          20,000            20        10,980           --           11,000
  December 04, 1998 at $0.500 Per Share          26,000            26        12,974           --           13,000
  December 04, 1998 at $0.250 Per Share         285,714           286        71,143           --           71,429
  December 07, 1998 at $0.550 Per Share          10,000            10         5,490           --            5,500
  December 10, 1998 at $0.500 Per Share          45,000            45        24,705           --           24,750
  December 10, 1998 at $0.S00 Per Share          20,000            20         9,980           --           10,000
  December 10, 1998 at $0.250 Per Share         400,000           400        99,600           --          100,000
  December 10, 1998 at $O.553 Per Share           5,000             5         2,760           --            2,765
  December 14, 1998 at $0.553 Per Share           5,000             5         2,760           --            2,765
  December 29, 1998 at $0.500 Per Share          10,000            10         4,990           --            5,000

Issuance of Common Stock for
  Services Rendered                           1,000,000         1,000        89,000           --           90,000
Common Stock Warrants and Options
  Issued for Services Rendered                     --            --         425,415           --          425,415
Offering Costs                                     --            --        (424,837)          --         (424,837)
Net Loss                                           --            --            --         (463,586)      (463,586)
                                             ----------    ----------    ----------     ----------     ----------
Balance, December 31, 1998                   12,912,405    $   12,912    $  743,125     $ (468,836)    $  287,201
                                             ==========    ==========    ==========     ==========     ==========









                     The Accompanying Notes are an Integral Part of These Financial Statements.


                                                        -4-

                                      Merdinger, Fruchter, Rosen & Corso, P.C.
                                            Certified Public Accountants

                               THE ENTERTAINMENT INTERNET, INC.
                              (FORMERLY WEST TECH SERVICES, INC.)
                                (A DEVELOPMENT STAGE COMPANY)
                                   STATEMENTS OF CASH FLOWS


                                                                                   April 20,
                                                          For The Year Ended         1992
                                                             December 31,       (inception) to
                                                         ----------------------   December 31,
                                                            1998         1997         1998
                                                         ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES or
 Net Loss                                                $(463,586)         (16)   $(468,836)
 Adjustment to Reconcile Net Loss to Net
 Cash Used in Operating Activities
  Amortization                                                --             16          240
  Issuance of Equity Instruments for Services Rendered     140,000         --        140,000
 Changes in Assets and Liabilities
  Increase in Prepaid Expense                              (30,000)        --        (30,000)
  Increase in Organization Costs                              --           --           (240)
  Increase in Accounts Payable and
  Accrued Expenses                                          20,666         --         20,666
                                                         ---------    ---------    ---------
Net Cash Used in Operating Activities                     (332,920)        --       (338,170)
                                                         ---------    ---------    ---------
CASH FLOWS USED IN INVESTING ACTIVITIES
Advances to Affiliate                                     (340,199)        --       (340,199)
                                                         ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIIVITIES
 Advances from Stockholder                                  90,289         --         90,289
 Repayments to Stockholder                                 (25,000)        --        (25,000)
 Issuance of Common Stock for Cash                         646,075         --        651,325
Offering Costs                                             (35,647)        --        (35,647)
                                                         ---------    ---------    ---------
Net Cash Provided by Financing Activities                  675,717         --        680,967
                                                         ---------    ---------    ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS                    2,598         --          2,598

CASH AND CASH EQUIVALENTS -
  BEGINNING OF PERIOD                                         --           --           --
                                                         ---------    ---------    ---------
CASH AND CASH EQUIVALENTS -
  END OF PERIOD                                          $   2,598    $    --      $   2,598
                                                         =========    =========    =========


SUPPLEMENTAL CASH FLOW INFORMATION:


For the years ended December 31, 1998 and 1997, the Company paid no income taxes or interest.

NON-CASH INVESTING AND FINANCING ACTIVITY:
For the year ended December 31, 1998, the Company issued stock warrants and options valued at
$375,415 for services rendered as costs related to the Regulation D 504 private placement.


          The Accompanying Notes are an Integral Part of These Financial Statements.




                                             -5-


                           Merdinger, Fruchter, Rosen & Corso, P.C.
                                 Certified Public Accountants

                        THE ENTERTAINMENT INTERNET, INC.
                      (FORMERLY WEST TECH SERVICES, INC.)
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997




NOTE 1- DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES


     The Entertainment Internet, Inc. (formerly West Tech Services, Inc.) (the "Company") was organized April 20, 1992 under the laws of the State of Nevada. The Company currently has no operations and is in the process of acquiring an operating subsidiary. In accordance with Statement of Financial Accounting Standards ("SFAS") No.7, the Company is considered a development stage company (see Note 7- Subsequent Events).

     Basis of Presentation

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company had no business operations for the year ended December 31, 1998. This factor raises substantial doubt about the Company's ability to continue as a going concern.


     Management's plans in regards to this matter are as follows:

     * In February 1999, the Company acquired an operating subsidiary, which also had a going concern paragraph in its auditors' report.
     * The Company has raised approximately $2,000,000, in the aggregate through Regulation D 504 and 506 Private Placements (See Notes 5 and
         7).
     * The Private placement proceeds were used to satisfy debt of the subsidiary and fund the subsidiary's operations.
     * The Company is working to raise additional capital and debt financing to fund operations, increase revenues, and reduce operating costs of its newly acquired subsidiary.


     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Fair Value of Financial Instruments

     For certain of the Company's financial instruments including cash, stock subscriptions receivable, advances to affiliate, accounts payable and accrued expenses and advances from stockholder, the carrying amounts approximate fair value due to their short maturities.

     Cash and Cash Equivalents

     For purposes of the statements of cash flows, the Company defines cash equivalents as all highly liquid debt instruments purchased with a maturity of three months or less plus all certificates of deposit.

                        THE ENTERTAINMENT INTERNET, INC.
                      (FORMERLY WEST TECH SERVICES, INC.)
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 1 - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
         (continued)


     Concentration of Credit Risk

     The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances exceeded FDIC insured levels at various times during the year.

     Offering Costs

     Offering costs consist primarily of professional fees. These costs are charged against the proceeds of the sale of common stock in the periods in which they occur.

     Income Taxes

     Income taxes are provided for based on the liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes". The liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the reported amount of assets and liabilities and their tax basis.

     Net Loss Per Share

     In accordance with SFAS No.128, "Earnings Per Share", the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. At December 31, 1998, the weighted average shares outstanding would have been increased by 357,619 shares of the Company's common stock if the issued and exercisable stock warrants and options would have been dilutive.

     Comprehensive Income

     SFAS No.130, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive income and its components in the financial statements. As of December 31, 1998 and 1997, the Company has no items that represent other comprehensive income and, therefore, has not included a schedule of comprehensive income in the financial statements.

     Impact of Year 2000 Issue

     During the year ended December 31, 1998, the Company conducted an assessment of issues related to the Year 2000 and determined that no issues existed which would cause its computer Systems not to properly utilize dates beyond December 31, 1999.

                        THE ENTERTAINMENT INTERNET, INC.
                       (FORMERLY WEST TECH SERVICES, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 2 -  STOCK SUBSCRIPTIONS RECEIVABLE

     As of December 31, 1998, the Company was owed approximately $14,134 for the Company's Common Stock issued in conjunction with the Regulation D 504 Private Placement (See Note 5). This subscription receivable was collected subsequent to December31, 1998.

NOTE 3 -  ADVANCES FROM STOCKHOLDER

     As of December 31, 1998, the Chief Executive Officer (and "Majority Stockholder") of the Company had advanced net funds of $65,289 that were used for operating costs of the Company. These advances are short-term, unsecured and non-interest bearing.

NOTE 4 -  COMMITMENTS AND CONTINGENCIES

     Office Space

     For the year ended December 31, 1998, the Company was provided free office space by shareholders of the Company. Also, starting January 1999, the Company leased office space on a month-to-month basis.

     Employment Agreements

     The Company has entered into employment agreements for the period of August 1, 1998 through September 30, 2002 with both its Majority Stockholder and President. Both individuals are entitled to a salary of $50,000 for the five months ended December 31, 1998, $100,000 for the year ended December 31, 1999 and $150,000 for each year thereafter. At the election of the employee, in lieu of receipt of semi-annual salary payments in cash, employee may elect to receive compensation payable in options to purchase shares of the Company's common stock. The number of options shall be equal to the semi-annual salary divided by the lowest trade price ("Share price") for shares of the Company's common stock during the semi-annual period. The exercise price shall equal the Share Price and the options shall be exercisable for five years from the date of grant. The agreements may be terminated by either party with ten days written notice. If terminated by the Company without cause, as defined in the agreements, the employee shall be entitled to compensation for six months following the date of termination.

NOTE 5 -   STOCKHOLDERS' EQUITY

     Classes of Shares

     In April 1998, the Company restated its Articles of Incorporation to enable the Company to issue up to 60,000,000 shares, consisting of 10,000,000 shares of Preferred Stock, which have a par value of $0.001 per share and 50,000,000 shares of Common Stock, which have a par value of $0.001.

                        THE ENTERTAINMENT INTERNET, INC.
                       (FORMERLY WEST TECH SERVICES, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


N0TE 5 -  STOCKHOLDERS' EQUITY (continued)

     Preferred Stock

     Preferred stock, any series; shall have the powers, preferences, rights, qualifications, limitations, and restrictions as fixed by the Company's Board of Directors in its sole discretion. As of December 31, 1998 and 1997, the Company's Board of Directors had not authorized or issued any Preferred Stock.

     Common Stock

     In April 1992, the Company issued 15,000 shares of its no par value common stock for $5,250.

     In April 1998, the Company forward split its common stock 400:1, thus increasing the number of outstanding shares of the Company's common stock from 15,000 to 6,000,000. All references in the accompanying financial statements to the number of common shares and per-share amounts have been restated to reflect the stock split.

     In August 1998, the Majority Stockholder purchased 2,440,000, in the aggregate, shares of the Company's common stock from three stockholders. In conjunction with this purchase, the same individual purchased 3,450,000 shares of. Common Stock from the Company for $125,000.

     In September 1998, the Company initiated a Regulation D 504 Private Placement to raise $1,000,000. For the three months ended December 31, 1998, the Company issued 2,462,405 shares of its common stock for net proceeds of $485,767. Of the net proceeds, the Company advanced $340,199 to its affiliate, or newly acquired wholly owned subsidiary.

     In conjunction with the Company's execution of the employment agreements with both the Majority Stockholder and President, the Company issued 1,000,000 shares of its common stock. The Company valued the shares at $90,000, which was the fair market value as of the issuance date.

     Stock Options and Warrants

     In conjunction with the 1998 Private Placement, the Company issued, as a finder's fee, warrants to purchase 124,286 and 33,333 shares of the Company's Common Stock. The warrants expire in September and November of 2001, respectively, and are exercisable at $0.175 and $0.15 per share, respectively. The Company valued the warrants at $375,415, which was the fair market value as of the issuance date, and recorded the fair value as offering costs, which offsets the proceeds from the Private Placement.

                        THE ENTERTAINMENT INTERNET, INC.
                       (FORMERLY WEST TECH SERVICES, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 5 -  STOCKHOLDERS' EQUITY (continued)

         Also, in conjunction with the Company's employment agreement with the Majority shareholder, the Company issued an option to purchase 200,000 shares of the Company's common stock at $.25 per share as determined by the employment agreement. The option expires in December 2003. The option was granted as payment of $50,000 due pursuant to the emp1oyment agreement.


     Warrants and Stock Options consisted of the fol1owing:

                                                    Warrants and      Weighted Average
                                                    Stock Options         Exercise
                                                    Outstanding            Price
                                                      -------           ----------
December 31, 1997                                        --             $      --
  Issued                                              357,619           $     0.68
  Exercised                                              --             $      --
  Cancelled                                              --             $      --
                                                      -------           ----------
Outstanding and Exercisable at December 31, 1998      357,619           $     0.68
                                                      =======           =========-



     The weighted average remaining contractual lives of the warrants and options are 3.9 years at December 31, 1998.

     INCOME TAXES

     The reconciliation of the effective income tax rate to the Federal statutory rate is as follows:

               Federal Income Tax Rate                                    34.0%
               Effect of Valuation Allowance                            ( 34.0)%
                                                                      ----------
               Effective Income Tax Rate                                   0.0%
                                                                      ==========


     At December 31, 1998 and 1997, the Company had net carryforward losses of approximately $419,000 and $5,000, respectively. Because of the current uncertainty of realizing the benefits of the tax carry-forward, valuation allowances equal to the tax benefits for deferred taxes have been established. The full realization of the tax benefit associated with the carryfoward depends predominantly upon the Company's ability to generate taxable income during the carryforward period.

                        THE ENTERTAINMENT INTERNET, INC.
                       (FORMERLY WEST TECH SERVICES, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 6 - INCOME TAXES (continued)

         Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                            December 31,
                                                                      ------------------------
                                                                         1998          1997
                                                                      ----------    ----------
             Deferred Tax Assets
             Loss Carryforwards                                       $  142,000    $    1,700

             Less: Valuation Allowance
             Net Deferred Tax Assets                                    (142,000)       (1,700)
                                                                      ----------    ----------
                                                                      $     --            --
                                                                      ==========    ==========

         Net operating loss carrforwards expire starting in 2012.

NOTE 7 - SUBSEQUENT EVENTS

         Acquisition

         In August 1998, the Company entered into an Agreement and Plan of Merger (the "Merger") with Only Multimedia Network, Inc., a California corporation ("OMNI"). Upon completion of the Merger, the company issued 8,852,279 shares of the Company's Common Stock, 5,400 shares of the company's Preferred Stock and warrants and options and convertible notes convertible into 5,854,721 shares of the Company's Common Stock which were exchanged on a one-for-one basis for OMNI's Common Stock, Preferred Stock and warrants and options and convertible notes. This acquisition will be accounted for as a purchase.

         Regulation D 504 Private Placement

         For the four months ended April 1999, the Company issued an additional 1,227,240 shares of the Company's common stock for $464,791. In conjunction with the issuance, the Company paid $30,000 and issued an option to purchase 54,545 shares of the Company's Common Stock for a period of three years at $0.55 per share.

         Regulation D 506 Private Placement

         For the four months ended April 30, 1999, the Company initiated a Regulation D 506 (under Regulation S) private placement and raised $1,000,000 by issuing 1,388,888 shares of the Company's Common Stock and Warrants to purchase 1,388,888 shares of the Company's common stock at $.90 per share for three years from the date of issuance.

                         ONLY MULTIMEDIA NETWORK, INC.

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

                         ONLY MULTIMEDIA NETWORK, INC.




                               TABLE OF CONTENTS

INDENPENDENT AUDITORS' REPORT..................................................1


FINANCIAL STATEMENTS:

     Balance Sheets............................................................2

     Statements of Operations..................................................3

     Statements of Shareholders' Deficiency....................................4

     Statements of Cash Flows................................................5-6

     Notes to Financial Statements..........................................7-17

                    Merdinger, Fruchter, Rosen & Corso, P.C.
                          Certified Public Accountants
                               888 Seventh Avenue
                            NEW YORK, NEW YORK 10106
                                   ----------
                              TEL: (212) 757-8400
                              FAX: (212) 757-6124

                          INDEPENDENT AUDITORS' REPORT




TO THE BOARD OF DIRECTORS
ONLY MULTIMEDIA. NETWORK, INC.:

We have audited the accompanying balance sheets of Only Multimedia Network, Inc. as of December 31, 1998 and 1997, and the related statements of operations, shareholders' deficiency and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Only Multimedia Network, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company incurred a net loss of $2,241,508 and its current liabilities exceed its current assets by $3,377,272. Further, certain of its debts were in defaults as of December 31, 1998. These factors, among others, as discussed in Note 1 to the financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                    /s/ Merdinger, Fruchter, Rosen & Corso, P.C.
                                        Certified Public Accountants
                                        Merdinger, Fruchter, Rosen & Corso, P.C.
                                        Certified Public Accountants


New York, New York
May 11, 1999


                              ONLY MULTIMEDIA NETWORK, INC.
                                      BALANCE SHEET
                                       DECEMBER 31,



                                                               1998             1997
                                                            -----------      -----------
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents                                   $     7,482      $   175,563
Accounts Receivable, net of allowance for
 doubtful accounts of $8,700 and $17,967                         14,421           26,320
Prepaid Expenses                                                   --              1,946
                                                            -----------      -----------
  Total Current Assets                                           21,903          203,829

FURNITURE AND EQUIPMENT, net                                    336,591          450,491

OTHER ASSETS                                                     14,247           91,040
                                                            -----------      -----------

  TOTAL ASSETS                                              $   372,741      $   745,360
                                                            ===========      ===========

    LIABILITIES AND SHAREHOLDERS' DEFICIENCY
CURRENT LIABILITIES
  Accounts Payable and Accrued Expenses                     $ 1,278,111      $   656,775
  Deferred Revenue                                              387,782          225,069
  Advances from Affiliate                                       345,380             --
  Notes Payable, Current Portion                                546,362          461,416
  Debenture Payable and Accrued Interest                        578,564          331,770
  Notes Payable - Shareholders, current portion                 200,000             --
  Obligations Under Capital Lease                                62,976           52,005
                                                            -----------      -----------
    Total Current Liabilities                                 3,399,175        1,727,035

LONG-TERM LIABILITIES
  Notes Payable, Less Current Portion                              --             43,532
  Debentures Payable, Less Current Portion                         --            204,739
  Notes Payable - Shareholders, Less Current Portion            325,453          525,453
  Convertible Notes Payable                                     152,500             --
  Obligations Under Capital Lease, Less Current Portion          84,062          135,800
                                                            -----------      -----------
    Total Liabilities                                         3,961,190        2,636,559
                                                            -----------      -----------

COMMITMENTS AND CONTINGENCIES (Note 9)                             --               --

SHAREHOLDERS' DEFICIENCY
  Preferred Stock, no par value, 1,000,000 shares
   authorized; 5,400 shares issued and outstanding            2,032,300        2,032,300
  Common Stock, no par value, 60,000,000 shares
   authorized; 8,842,279 and 2,400,521 shares
   issued and outstanding                                     1,533,123          988,865
  Accumulated Deficit                                        (7,153,872)      (4,912,364)
                                                            -----------      -----------
Total Shareholders' Deficiency                               (3,588,449)      (1,891,199)
                                                            -----------      -----------
   TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCIES         $   372,741      $   745,360
                                                            ===========      ===========

See Accompanying Notes to the Financial Statements.

                                           -2-


                         Merdinger, Fruchter, Rosen & Corso, P.C.
                               Certified Public Accountants

                             ONLY MULTIMEDIA, INC.
                            STATEMENT OF OPERATIONS
                        FOR THE YEAR ENDED DECEMBER 31,



                                                1998               1997
                                             -----------        -----------
SALES                                        $   750,079        $   494,773

COST OF SALES                                    549,687            369,457
                                             -----------        -----------

GROSS PROFIT                                     200,392            125,316


SELLING GENERAL AND ADMINISTRATIVE
  EXPENSES                                     2,016,241          2,577,075
                                             -----------        -----------

   LOSS FROM OPERATIONS                       (1,815,849)        (2,451,759)
                                             -----------        -----------

OTHER INCOME AND (EXPENSES)
     Interest and Dividend Income                  3,741              6,025
     Legal Settlement                            (56,466)           (73,001)
     Interest Expense                           (174,916)          (279,829)
     Dividend on Preferred Stock                (198,018)              --
                                             -----------        -----------
     Total Other Income and (Expenses)          (425,659)          (346,805)
                                             -----------        -----------

   Net Loss Before Taxes                      (2,241,508)        (2,798,564)

PROVISION FOR INCOME TAXES                          --                 --
                                             -----------        -----------

NET LOSS                                     $(2,241,508)       $(2,798,564)
                                             ===========        ===========









See Accompanying Notes to the Financial Statements.

                                      -3-

                    Merdinger, Fruchter, Rosen & Corso, P.C.
                          Certified Public Accountants


                                                  ONLY MULTIMEDIA NETWORK, INC.
                                             STATEMENT OF SHAREHOLDERS' DEFICIENCY
                                          FOR THE YEAR ENDED DECEMBER 31, 1998 AND 1997



                                                 Preferred Stock             Common Stock                             Total
                                              ----------------------     -----------------------     Accumulated   Shareholders'
                                               Shares      Amount         Shares       Amount         Deficit      Deficiency
                                              --------   -----------     ---------   -----------    -----------    -----------
Balance at December 31, 1996                      --     $      --       1,905,688   $   118,359    $(2,113,800)  $(1 ,995,441)

Issuance of Common Stock for:
  Cash                                            --            --         444,833       826,212           --          826,212
  Services                                        --            --          50,000        50,000           --           50,000

Warrants Issued with:
  Issuance of Common Stock                        --            --            --          17,794           --           17,794
  Debentures                                      --            --            --          56,500           --           56,500
  Legal Settlement                                --            --            --          10,000           --           10,000

Issuance of Preferred Stock for:
  Conversion of Debt                             5,400     1,710,000          --            --             --        1,710,000
  Conversion of Class AAA Warrants                --          90,000          --         (90,000)          --             --
  Conversion of Interest                          --         232,300          --            --             --          232,300

Net Loss                                          --            --            --            --       (2,798,564)    (2,798,564)
                                              --------   -----------     ---------   -----------    -----------    -----------

Balance at December 31, 1997                     5,400     2,032,300     2,400,521       988,865     (4,912,364)    (1,891,199)

Issuance of Common Stock for:
  Conversion of Convertible Note Payable          --            --       6,441,758       592,500           --          592,500

Cost Related to Convertible Note Payable          --            --            --         (53,642)          --          (53,642)

Warrants Issued for Compensation                  --            --            --           5,400           --            5,400

Net Loss                                          --            --            --            --       (2,241,508)    (2,241,508)
                                              --------   -----------     ---------   -----------    -----------    -----------

Balance at December 31, 1998                     5,400   $ 2,032,300     8,842,279   $ 1,533,123    $(7,153,872)   $(3,588,449)
                                              ========   ===========     =========   ===========    ===========    ===========











See Accompanying Notes to the Financial Statements.



                                                               -4-

                                             Merdinger, Fruchter, Rosen & Corso, P.C.
                                                   Certified Public Accountants



                                ONLY MULTIMEDIA NETWORK, INC.
                                  STATEMENTS OF CASH FLOWS
                               FOR THE YEAR ENDED DECEMBER 31,


                                                                 1998             1997
                                                              -----------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net Loss                                                $(2,241,508)      $(2,798,564)
     Adjustments to reconcile Net Loss to Net
     Cash Used in Operating Activities:
      Provision for Doubtful Accounts                               --             11,000
      Depreciation and Amortization                              131,395           93,514
      Note Payable Issued for Legal Settlement                      --             48,000
      Stock Warrants Issued for Services                           5,400           27,500
      Loss on Disposal of Assets                                  60,322             --
     changes in Assets and Liabilities:
      (Increase) Decrease
        Accounts Receivable                                       11,899            5,655
        Prepaid Expenses                                           1,946           29,154
        Other Assets                                              76,793          327,130
      Increase (Decrease)
         Accounts Payable and Accrued Expenses                   648,198          340,885
         Deferred Revenue                                        162,713          168,44O
                                                              -----------      -----------
             Net Cash Used in Operating Activities            (1,142,842)      (1,747,286)
                                                              ----------      -----------
CASH FLOWS USED IN INVESTING ACTIVITIES
     Purchase of Futniture and Equipment                         (64,962)        (169,384)
                                                             -----------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES
     Advances from Affiliate                                     345,380             --
     Proceeds from Issuance of Notes Payable                     100,000          400,000
     Payments for Notes Payable                                  (58,586)         (18,052)
     Proceeds from Issuance of Debentures Payable                   --            351,000
     Payments for Debentures Payable                              (9,000)            --
     Offering Cost for Convertible Note                          (29,449)            --
     Payments Under Capital Lease Obligations                    (53,622)         (44,557)
     Net Proceeds from Issuance of Stock                            --            883,005
     Proceeds from Issuance of Convertible Notes Payable         745,000             --
                                                             -----------      -----------
      Net Cash Provided by Financing Activities                1,039,723        1,571,396
                                                             -----------      -----------
NET DECREASE IN CASH                                            (168,081)        (345,274)

CASH AT BEGINNING OF YEAR                                        175,563          520,837
                                                              ----------      -----------
CASH AT END OF YEAR                                          $     7,482      $   175,563
                                                             ===========      ===========


See Accompanying Notes to the Financial Statements.

                                            -5-

                          Merdinger, Fruchter, Rosen & Corso, P.C.
                                Certified Public Accountants


                         ONLY MULTIMEDIA NETWORK, INC.
                            STATEMENTS OF CASH FLOWS
                  FOR THE YEAR ENDED DECEMBER 31, 1998 AND 1997


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

     For the years ended December 31, 1998 and 1997, the Company paid in cash approximately $43,000 and $45,000 for interest, and paid no income taxes.

NON-CASH INVESTING AND FINANCING TRANSACTION

     For the years ended December 31, 1998 and 1997, the Company acquired equipment of $12,855 and $73,445 under capital lease obligations.

     For the year ended December 31, 1997, the Company issued 50,000 shares of its common stock for loan fees valued at $50,000 and a legal settlement valued at $10,000, respectively.


See Accompanying Notes to the Financial Statements.

                    Merdinger, Fruchter, Rosen & Corso, P.C.
                          Certified Public Accountants

                         ONLY MULTIMEDIA NETWORK, INC.
                          NOTES TO FINANCIAL STATMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Line of Business

     Only Multimedia Network, Inc. ("OMNI" or the Company) is a provider of a range of Internet-related services to the entertainment community. Currently, OMNI is operating CastNet, a state of-the-art application which enables casting directors and talent agents to exchange high-speed information within a closed "Intranet" and secured "Internet" system, providing instant electronic access to text, audio and video profiles of actors throughout the world.

     Basis of Presentation

     As reflected in the accompanying financial statements, the Company has a net operating loss of $2,241,508 for the year ended December 31, 1998, and a working capital deficiency of $3,377,272, debentures payable of $331,770 in default, notes payable of $746,362 which are due as of December 31, 1998 or come due in the next twelve months and shareholders deficiency of $3,588,449 as of December 31, 1998. These matters raise substantial doubt about the Company's ability to continue as a going concern.

     In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to continue to raise capital and generate positive cash flows from operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classifications of liabilities that might be necessary should the Company be unable to continue its existence.

     Management plans to take the following steps that it believes will be sufficient to provide the Company with the ability to continue in existence:


     -   The Company has been acquired by a publicly held company (see Note 11).

     - In 1999, the Parent Company (See Note 11) completed Regulation D 504 and 506 private placements and in the aggregate raised $2,000,000. The Parent Company had raised approximately $550,000, which was used to fund operations, in 1998 and the remaining $1,450,000 in 1999. Of the $1,450,000, the Company paid-off $500,000 of notes payable and the remaining funds will be used for marketing, product development, fixed asset acquisitions and working capital needs of the Company.
     - The Company is continuing to cut its operating overhead in order to reduce the amount of cash needed to fund operations.

                    Merdinger, Fruchter, Rosen & Corso, P.C.
                          Certified Public Accountants

                         ONLY MULTIMEDIA NETWORK, INC.
                          NOTES TO FINANCIAL STATMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         Cash Equivalents

         Cash equivalents generally include all highly liquid investments with original maturities of three months or less.

         Furniture and Equipment

         Furniture  and  equipment   are  stated  at  cost.   Depreciation   and
         amortization is computed using the straight-line method over the useful lives of the assets as follows:

         Computer Equipment                                        5 years
         Computer Software                                         5 years
         Office Furniture and Equipment                            5 - 7 years
         Leasehold Improvements                                    3 years


         Revenue Recognition

         Revenue for internet access and data services is recognized on a subscription basis, with revenue representing the period of time for which internet service is provided. Web site design revenue is recognized under the percentage of completion method.

         Research and Development

         Research and development costs are expensed as incurred.

         Income Taxes

         Deferred  income  taxes result  primarily  from  temporary  differences between financial and tax reporting. Deferred tax assets and liabilities are determined based on the difference between the financial statement bases and tax bases of assets and liabilities using enacted tax rates. A valuation allowance is recorded to reduce a deferred tax asset to that portion that is expected to more likely than not be realized.

         Concentration of Credit Risk

         Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and trade receivables. The Company places its cash with high quality financial institutions and at times may exceed the FDIC $100,000 insurance limit. The Company sells products in the United States and extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses.

                    Merdinger, Fruchter, Rosen & Corso, P.C.
                          Certified Public Accountants

                         ONLY MULTIMEDIA NETWORK, INC.
                          NOTES TO FINANCIAL STATMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLIClES (continued)


         Use of Estimates

         Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from the estimates made.

NOTE 2 - FURNITURE AND EQUIPMENT

          Furniture and equipment consisted of the following as 9f December 31,:

                                                      1998         1997
                                                    --------     --------
                 Computer Equipment                 $481,558     $548,834
                 Computer Software                    33,148       39,880
                 Office Furniture and Equipment       16,360       21,482
                 Leasehold Improvements                2,300        2,300
                                                    --------     --------
                                                     533,366      612,496
                 Less: Accumulated Depreciation      196,775      162,005
                                                    --------     --------
                 Total                              $336,591     $450,491
                                                    ========     ========

         Depreciation expense was $131,395 and $93,514 for the years ended December 31, 1998 and 1997.

NOTE 3 - NOTES PAYABLE

         Note  payable  for legal  settlement.
         The note bears  interest  at 8.0% per
         year and requires  monthly  principal
         and interest  payments of $3,370 with
         all accrued  interest  and  principal
         due June 1999.                                     $ 23,124    $ 60,346

         Note  payable  for legal  settlement.
         The note bears  interest  at 8.0% per
         year and requires  monthly  principal
         and interest  payments of $2,000 with
         all accrued  interest  and  principal
         due January 2000.                                    23,238      44,602

                    Merdinger, Fruchter, Rosen & Corso, P.C.
                          Certified Public Accountants

                         ONLY MULTIMEDIA NETWORK, INC.
                          NOTES TO FINANCIAL STATMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 3 - NOTES PAYABLE (continued)

         Note payable. The note bears interest
         at 10% per  annum  with  all  accrued
         interest   and   principal   due   on
         December  31,  1998.   Also,  if  the
         Company closes one or more related or
         unrelated  financing  transactions or
         closes   one  or  more   related   or
         unrelated  transactions  pursuant  to
         which it sells  substantially  all of
         its assets, or is merged or acquired,
         all accrued  interest  and  principal
         shall become due.  Also,  the note is
         secured by  substantially  all assets
         of   the   Company.   Subsequent   to
         December  31,  1998,  this amount was
         paid in full. (See Note 1).                       500,000       400,000
                                                         ---------     ---------
                                                           546,362       504,948
         Less:  Current  Portion                           546,362       461,416
                                                         ---------     ---------
         Long-Term Portion                               $    --       $  43,532
                                                         =========     =========

NOTE 4 -  DEBENTURES PAYABLE

         In 1996, the Company completed a debenture private placement for aggregate proceeds of $1,950,000 for $1,852,500 of notes bearing interest at 10% per annum and $97,500 of Class AAA stock warrants. The principal balance and all unpaid interest were due December 31, 1997. In 1997, the Company and note holders agreed to convert the principal and interest into the Company's Preferred Stock Series B (see Note 7). As of December 31, 1997, the note holders for $1,710,000 of the notes effectively agreed to convert, and the remaining note holders for $142,500 did not elect to convert, so as of December 31, 1998 and 1997, the unpaid principal and interest of $177,364 and $163,428, respectively, is due and payable.

         In 1997, the Company completed a debenture private placement for aggregate proceeds of $390,000 for $351,000 of notes bearing interest at 10% per &mum and $39,000 of Class AAA stock warrants. The principal balance and all unpaid interest were due on December 31, 1997. As of December 31, 1997, the note holders for $207,000 of the notes agreed to extend the maturity date to December 31, 1999, and the remaining note holders for $144,000 did not elect to extend the maturity date, so as of December 31, 1998 and 1997, the unpaid principal and interest of $401,200 and $168,342 respectively, is due and payable.

                    Merdinger, Fruchter, Rosen & Corso, P.C.
                         Certified Public Accountants

                         ONLY MULTIMEDIA NETWORK, INC.
                          NOTES TO FINANCIAL STATMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 4 - DEBENTURES PAYABLE (continued)

         Debentures payable and related accrued interest consisted of the following as of December 31,:

                                                    1998                  1997
                                                  ---------            ---------
                  Principal                       $ 484,500            $ 493,500
                  Interest                           94,064               43,009
                                                  ---------            ---------
                                                    578,564              536,509
                  Less: Current Portion             578,564              331,770
                                                  ---------            ---------
                  Long-Term Portion                    -               $ 204,739
                                                  =========            =========
NOTE 5 -  NOTES PAYABLE - SHAREHOLDERS

         As of December 31, 1998 and 1997, certain shareholders have advanced $525,453, to the Company. The notes, excluding $200,000 which is due May 1999, are due May 8, 2006 and bear interest at rates ranging from 6% to 10%. Accrued interest on these notes were $30,234 and $61,300 as of December 31, 1998 and 1997, respectively. In the event that the Company completes a firm commitment initial public offering for gross proceeds of at least $7,500,000 or the sale of the Company, then the Company shall be required to make equal monthly payments of interest and principal in an amount equal to the monthly payment necessary to fully amortize the outstanding balance of unpaid principal and interest, as of the date of the event, over the remaining term of the note.

NOTE 6 - CONVERT1BLE NOTES PAYABLE

         In May 1998, the Company issued convertible promissory notes in the aggregate amount of $745,000 to certain shareholders, officers, directors and unrelated parties. At the request of the holder the principal and unpaid interest can be converted, at a rate of $.09 per share, into the Company's common stock. Also, these notes have an interest rate of 7.333%' and interest accrues up to the date of conversion. The principal and all accrued and unpaid interest is due in May 2003. As of December 31, 1998, $592,500 has been converted (See
         Note 9 - Conversion of Convertible Note Payable).

NOTE 7 - CAPITAL LEASES

         The Company leases equipment under capital leases expiring through 2002. Monthly payments, including interest with rates ranging from 12.7% to 22.1%, are $6,994.

         The following is a summary of property held under the capital leases as of December 31,:
                                                           1998           1997
                                                         ---------     ---------
                  Computer Equipment                     $ 250,749     $ 237,894
                  Computer Software                          7,381         7,381
                  Office Furniture and Equipment            27,122        27,122
                                                         ---------     ---------
                                                           285,252       272,397
                  Less: Accumulated Depreciation           149,673        94,958
                                                         ---------     ---------
                  Total                                  $ 135,579     $ 177,439
                                                         =========     =========

                    Merdinger, Fruchter, Rosen & Corso, P.C.
                         Certified Public Accountants

                         ONLY MULTIMEDIA NETWORK, INC.
                          NOTES TO FINANCIAL STATMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 7 - CAPITAL LEASES (continued)

         Minimum future lease payments under the capital leases as of December 31, 1998 each of the remaining years in the aggregate are:

         Year Ending December 31:

         1999                                       $ 83,933
         2000                                         62,742
         2001                                         27,898
         2002                                          6,941
                                                    --------
         Total Minimum Lease Payments                181,514


         Less: Amount Representing Interest           34,476
                                                    --------
         Present Value of Minimum Lease Payments     147,038
         Less: Current Portion                        62,976
                                                    --------
         Long-Term Portion                          $ 84,062
                                                    ========

NOTE 8 - COMMITMENTS AND CONTINGENCIES

         Leases

         The Company has a noncancelable lease for its office suite in Los Angeles. The following represents future lease payments due for the office suite:

         Year Ending December 31,:

         1999                                       $ 69,000
         2000                                         69,000
         2001                                         71,000
         2002                                         78,000
         2003                                         78,000
         Thereafter                                  435,000
                                                    --------
         Total                                      $800,000
                                                    ========

         Rent expense for the years ended December 31, 1998 and 1997 was $48,336 and $46,131, respectively.

         Litigation

         The Company is involved with certain legal proceedings and claims which arise in the normal course of business. Management does not believe that the outcome of these matters will have a material adverse effect on the Company's financial position or results of operations.

                    Merdinger, Fruchter, Rosen & Corso, P.C.
                          Certified Public Accountants

                         ONLY MULTIMEDIA NETWORK, INC.
                          NOTES TO FINANCIAL STATMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 9 - STOCK, WARRANTS AND OPTIONS

         Preferred Stock

         The Company is authorized to issue 1,000,000 shares of its preferred stock in one or more series.

         In 1998, the Company agreed with certain note holders to issue 5,400 shares of Preferred Stock Series B for the conversion of $1,710,000 of principal, $90,000 of Class AAA warrants and $232,300 of interest. Each share has the following rights: i)liquidation preference of $500 per share, ij)receive an annual dividend of $3.67, payable in additional shares of Preferred Stock Series B, ijj) convertible, at the holders opinion, into 100 shares of the Company's common stock, iv) will convert into 100 shares of the Company's common stock upon the Company's common stock trading for at least $5.50 per share for any five of ten consecutive trading days and v) is redeemable at $500 per share at the option of the Company.

         Sale of Common Stock

         In 1997, the Company completed a common stock private placement for an aggregate proceeds of $1,112,082, net of offering costs of $268,076, for 444,833 units. Each unit consisted of one share of its common stock for $1,094,288 and one Class AAA common stock warrant for $17,794 (see stock warrants below).

         In 1997, in connection with a debt facility, the Company issued 50,000 shares of its common stock. The stock was valued at $50,000, the value of the services provided. The amount was capitalized as loan fees and is being amortized over the life of the loan.

         Conversion of Convertible Note Payable

         In May 1998, the Company issued a convertible promissory note for $592,500, which was converted into 6,441,758 shares of the Company's common stock as of December 31, 1998. The note had a rate of interest at 7.333% up to the date of conversion. The Company has accrued and unpaid interest of approximately $9,200, which was not converted, and is included in accounts payable and accrued expenses at December 31, 1998.

         Stock Warrants

         In 1996, the Company issued 143,750 warrants to certain investors and an additional 43,125 Class A common stock warrants to a placement agent. These warrants entitle the holders to purchase shares of common stock at an exercise price of $.05 per share. The warrants expire on May 15,2000.

                    Merdinger, Fruchter, Rosen & Corso, P.C.
                          Certified Public Accountants

                         ONLY MULTIMEDIA NETWORK, INC.
                          NOTES TO FINANCIAL STATMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 9 - STOCK, WARRANTS AND OPTIONS (continued)


         In 1996, the Company issued 1,950,000 warrants to the investors in the private placement and an additional 570,000 Class AA common stock warrants to the underwriter in connection with the debt placement. These warrants become exercisable at the earlier of December 31, 1997 or upon the completion of an IP0. The exercise price will be 110% of the IP0 price, or $2.00 per share if the Company has not completed an IP0 by December 31, 1997. The exercise price shall be $3.00 if the Company becomes a 12(b) or 12(g) reporting Company. The exercise price for the underwriter warrants is 105% of the IP0 price. In the event the private placement notes are not paid by December 31, 1997, the Company will grant the investors 3,900,000 warrants and the underwriter 1,140,000 warrants. The exercise price of the warrants shall be $.01 per share and such warrants expire on May 24, 2000. In 1997, 1,775,000 of these warrants were cancelled with the debt.

         In 1997, the Company issued 405,000 warrants to purchase its common stock at an exercise price of $.01 per share. The Company valued the warrants at $17,500, the market value at the date of issuance. The warrants expire in May 2000.

         In 1997, the Company issued 195,000 Class B common stock warrants for proceeds of $39,000 in connection with the debenture private placement. The warrants become exercisable at the earlier of December 31, 1997 or upon the completion of an IP0. The exercise price will be 110% of the IP0 price, or $2.60 per share if the Company has not completed an IP0 by December 31, 1997. The exercise price shall be $3.00 if the Company becomes a 12(g) or 12(g) reporting company.

         In 1997, the Company issued 889,666 Class AAA common stock warrants to the investors and an additional 200,175 Class AAA common stock warrants to the underwriters in connection with the common stock private placement. Warrants became exercisable on December 31, 1997 with an exercise price of $6.00 per share.

         In 1997, the Company issued 50,000 Class C common stock warrants in connection with a legal settlement with a fair value of $10,000 which is included in additional paid in capital and charged to legal settlement expense. Each warrant entitles the holder to purchase one share of the Company's common stock for $2.46 per share. The warrants expire in October 2002.

                    Merdinger, Fruchter, Rosen & Corso, P.C.
                          Certified Public Accountants

                         ONLY MULTIMEDIA NETWORK, INC.
                          NOTES TO FINANCIAL STATMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 9 - STOCK, WARRANTS AND OPTIONS (continued)

         Stock Options

         The stockholders of the Company approved the Stock Option Plan (the "Plan"). The Plan covers two types of options, incentive stock options and nonqualified stock options. The aggregate number of shares which may be issued pursuant to the Plan may not exceed 1.6 million shares. The exercise price for the options shall be determined by the Plan administrator at the date of grant, but shall not be less than the fair market value at the date of grant. If the stock is not publicly traded, then the exercise prices shall be determined in good faith by the Plan administrator. Unless otherwise determined by the Plan administrator, the options vest at a rate of 25% each year until fully vested.

         The following summarizes the Company's stock option transactions under the stock option plan:

                                                                                Weighted
                                                                                Average
                                                           Stock Options        Exercise
                                                            Outstanding          Price
                                                             ---------          ---------
         Options  Outstanding,  December 31, 1996            1,110,000          $    2.34
         Granted                                               315,000          $    2.33
                                                             ---------

         Options Outstanding, December 31, 1997              1,425,000          $    2.34
         Granted                                                  --            $    1.89
         Expired                                               (45,000)         $    1.89
                                                             ---------
         Options Outstanding, December 31, 1998              1,380,000          $    2.28
                                                             =========
         Options Exercisable, December 31, 1997                854,800          $    2.34
                                                             =========
         Options Exercisable, December 31, 1998              1,346,250          $    2.33
                                                             =========

         The  weighted  average  remaining   contract  lives  of  stock  options
         outstanding are 3.04 years.

         The Company has adopted only the disclosure provisions of SFAS No.123, "Accounting for Stock-Based Compensation". It applies Accounting Principles Bulletin ("APB") Opinion No.25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for restricted stock and options issued to outside third parties. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed by SFAS 123, the Company's net income would be reduced to the proforma amounts indicated below.

                                                  1998               1997
                                               -----------        -----------
         Net Loss:
         As Reported                           $(2,043,490)       $(2,781,064)
                                               ===========         ==========
         Profoma                               $(2.043.490)       $(2,897,114)
                                               ===========         ==========




                                      -15

                    Merdinger, Fruchter, Rosen & Corso, P.C.
                          Certified Public Accountants

                         ONLY MULTIMEDIA NETWORK, INC.
                          NOTES TO FINANCIAL STATMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 9 - STOCK, WARRANTS AND OPTIONS (continued)


         At December 31, 1997, the per unit weighted-average fair value of unit options granted was $2.46 on the date of grant using the minimum value method (net present value of exercise price) with the following weighted-average assumptions: expected dividend yield of 0%, risk-free interest rate of 5.65% and an expected life of 2 years.

NOTE 10 - INCOME TAXES

         The reconciliation of income taxes computed at the federal statutory tax rate to income tax expense at the effective income tax rate is as follows at December 31,:

                                                             1998          1997
                                                            -------       -------
         Federal Statutory Income Tax (Benefit) Rate
         Increase (Decrease) Resulting From:                  (34.0)%       (34.0)%
          Non-Deductible Expenses
          Net Change in Valuation Allowance                      .2%           .7%
         Effective Income Tax (Benefit) Rate                   33.8%         33.3%
                                                            -------       -------
                                                                --%           --%
                                                            =======       =======


         The components of the net deferred tax asset and (liability) are as follows at December 31,:

                                                            1998             1997
                                                        -----------     -----------
          Net Operating Loss Carryforwards              $ 2,299,000     $ 1,536,000
          Deferred Revenue                                   65,000          68,000
          Depreciation                                      (14,000)        (39,000)
          Other                                              (5,000)         13,000
          Valuation Allowance                            (2,345,000)     (1,578,000)
                                                        -----------     -----------
                                                        $      --       $      --
                                                        ===========     ===========


         In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on projections of future taxable income over the periods which the deferred tax assets are deductible, as of December 31, 1998, management believes it is likely that the Company will not realize the benefits of these deductible differences, and therefore a full valuation allowance is required.

         The Company has available at December 31, 1998, approximately $6,763,000 of unused operating loss carryforwards that may be applied against future taxable income and that expire in various years starting from 2010. However, the merger, as described further in Note 11, may place limitations as to the ability to use these operating loss carryforwards.

                    Merdinger, Fruchter, Rosen & Corso, P.C.
                          Certified Public Accountants

                         ONLY MULTIMEDIA NETWORK, INC.
                          NOTES TO FINANCIAL STATMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 11 - SUBSEQUENT EVENTS

         In February 1999, the Company finalized an agreement to be acquired by a wholly owned subsidiary (the "Acquirer") of a publicly held company (the "Parent"). Each holder of the Company's warrants or options, common stock or preferred stock will receive from the Acquirer an identical instrument in the Parent, in terms of all rights, preferences, and privileges. The Acquirer shall cease as of the closing and the Company shall continue as the surviving entity. Also, a certain individual is the majority shareholder of both the Parent and the Company.




















                                      -17-


                    Merdinger, Fruchter, Rosen & Corso, P.C.
                          Certified Public Accountants

                                         The Entertainment Internet, Inc.
                                                   Balance Sheet
                                        as of September 30, 1998 and 1999

                                                      ASSETS


                                                                                   September 30,    September 30,
                                                                                       1999              1998
CURRENT ASSETS
              Cash and Cash Equivalents                                             $      --        $    18,724
              Accounts Receivables                                                        7,113           29,119
              Prepaid Expenses                                                          590,754             --
                                                                                    -----------      -----------
                     Total Current Assets                                               597,867           47,843
                                                                                    -----------      -----------

FURNITURE AND EQUIPMENT, net                                                            366,201          413,884

OTHER ASSETS                                                                             14,247           38,503
                                                                                    -----------      -----------
                     TOTAL ASSETS                                                   $   978,315      $   500,230
                                                                                    ===========      ===========


                                     LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES
              Bookover Draft                                                        $     8,914      $      --
              Obligations Under Capital Leases                                           70,946           57,231
              Notes Payable - Shareholders                                            1,470,130             --
              Notes Payable, Current Portion                                            189,736          555,239
              Debenture Payable and Accrued Interest                                    437,000          277,500
              Accounts Payable and Accrued Expenses                                   1,281,238        1,009,267
              Deferred Revenue                                                          372,783          440,290
                                                                                    -----------      -----------
                     Total current liabilities                                        3,830,747        2,339,527

LONG-TERM LIABILITIES
              Obligations Under Capital Leases, Less Current Portion                     40,605           91,964
              Notes Payable, Less Current Portion                                          --            993,147
              Debentures Payable, Less Current Portion                                     --              6,210
              Notes Payable - Shareholders, Less Current Portion                        325,453          477,953
              Accrued Interest                                                           66,718           94,848
                                                                                    -----------      -----------
                     Total liabilities                                                4,263,523        4,003,649
                                                                                    -----------      -----------

SHAREHOLDERS' DEFICIENCY
              Preferred Stock, no par value, 1,000,000 shares
                authorized; 5,400 shares issued and outstanding                       2,032,300        2,032,300
              Common Stock, $.001 par value, 50,000,000 shares
                authorized; 27,585,229 and 10,712,358 shares issued
                and outstanding, respectively                                            27,585           10,712
              Additional Paid-In Capital                                              4,536,247          978,152
              Accumulated Deficit                                                    (9,881,340)      (6,524,583)
                                                                                    -----------      -----------
                     Total Shareholders' Deficiency                                  (3,285,208)      (3,503,418)
                                                                                    -----------      -----------

                     TOTAL LIABILITIES AND SHAREHOLDERS'
                         DEFICIENCY                                                 $   978,315      $   500,230
                                                                                    ===========      ===========


                            The Entertainment Internet, Inc.
                                 Statement of Operations
                   for the 9 months ended September 30, 1998 and 1999

                                                          September 30,    September 30,
                                                              1999             1998
                                                          -----------      -----------

SALES                                                     $   572,275      $   544,974

COST OF SALES                                                 317,120          332,007
                                                          -----------      -----------

              GROSS PROFIT                                    255,155          212,967

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                2,935,455        1,633,255
                                                          -----------      -----------

              LOSS FROM OPERATIONS                         (2,680,300)      (1,420,288)

OTHER INCOME AND (EXPENSES)
              Interest and Dividend Income                       --              3,700
              Loan fees written off                              --            (66,925)
              Interest Expense                                (47,168)        (128,707)
                                                          -----------      -----------
                    Total Other Income and (Expenses)         (47,168)        (191,932)
                                                          -----------      -----------

NET LOSS                                                  $(2,727,468)     $(1,612,220)
                                                          ===========      ===========

EPS Primary                                               $     (0.13)     $     (0.28)
                                                          ===========      ===========
EPS Diluted                                               $     (0.13)     $     (0.25)
                                                          ===========      ===========

Weighted Average
  Shares Outstanding:
   Primary                                                 20,230,593        6,437,781
                                                          ===========      ===========
   Diluted                                                 20,230,593        6,437,781
                                                          ===========      ===========






                             The Entertainment Internet, Inc.
                                 STATEMENT OF CASH FLOWS
                    for the 9 months ended September 30, 1998 and 1999

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss                                                   $(2,727,468)     $(1,612,220)

Adjustments to reconcile Net Loss to Net
  Cash Used in Operating Activities:
        Depreciation                                            81,022           36,607
        Issuance of Common Stock for Services Rendered       1,215,277

Changes in Assets and Liabilities:
         (Increase) Decrease
                Accounts receivable                             10,881           (2,799)
                Prepaid expenses                                  --              1,946
                Other Assets                                      --             52,537

         Increase (Decrease)
                Accounts Payable and Accrued Expenses          413,691          259,979
                Deferred Revenue                               (14,999)         215,221
                Accrued Interest                                26,666          181,007
                                                           -----------      -----------
Net Cash Used in Operating Activities                         (994,930)        (867,722)
                                                           -----------      -----------

CASH FLOWS USED IN INVESTING ACTIVITIES
         Purchase of Furniture and Equipment                  (110,633)
                                                           -----------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES
         Increase in Book over Draft                             8,914             --
         Payments Under Capital Lease Obligations              (35,488)         (38,609)
         Decrease in advances from Affiliate                  (345,380)
         Proceeds from Issuance of Notes                          --             56,501
         Proceeds from Loans by Shareholder                  1,361,870          745,000
         Payments for Notes Payable                           (356,626)         (52,009)
         Proceeds from Issuance of Common Stock                464,791             --
                                                           -----------      -----------

Net Cash Provided by Financing Activities                    1,098,081          710,883
                                                           -----------      -----------

NET DECREASE IN CASH                                            (7,482)        (156,839)

CASH AT BEGINNING OF PERIOD                                      7,482          175,563
                                                           -----------      -----------

CASH AT END OF PERIOD                                      $      --        $    18,724
                                                           ===========      ===========


                                    EXHIBITS


                  3.1          Articles of Incorporation

                  3.2          By-Laws

                  4.1          Stock Option Plan

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  By:  /s/  Mohamed Hadid
                                       Mohamed Hadid, Chairman, Director